40-33


AIM
INVESTMENTS

811-02606
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.




05062792


SEC MAIL PROCESSING
RECEIVED
JUN 1 2005
WASH, D.C.
190
SECTION

June 9, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

AIM MONEY MARKET FUNDS

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an **Plaintiffs' Memorandum in Opposition to Defendants' Motion to Dismiss** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

ORIGINAL

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS


U.S. DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FILED
JUN 7 2005
CLERK, U.S. DISTRICT COURT
By
Deputy

AVO HOGAN and JULIAN W. MEADOWS, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

BOB R. BAKER, FRANK S. BAYLEY, JAMES T. BUNCH, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, ROBERT H. GRAHAM, GERALD J. LEWIS, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, LARRY SOLL, PH.D., MARK H. WILLIAMSON, AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT, INC., INVESCO INSTITUTIONAL (N.A.), INC., and JOHN DOES NO. 1 through 100,

Defendants.

JURY TRIAL DEMANDED

Case No. 3:05-CV-73 – JAS

PLAINTIFFS' MEMORANDUM IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS

Table of Contents

Table of Authorities

Federal Cases

State Cases

Legislative/Statutory Materials

Secondary Materials

Plaintiffs Avo Hogan and Julian W. Meadows ("Plaintiffs") bring this putative class action against the advisors, directors and affiliates of the AIM Family of Mutual Funds. Plaintiffs allege that Defendants breached their fiduciary duty owed to Plaintiffs and other AIM mutual fund holders and violated sections 36(a) and 36(b) of the Investment Company Act of 1940 ("ICA") by failing to ensure that the AIM funds participated in securities class actions for which they were eligible.

The Motion to Dismiss filed by Defendants is without merit and should be denied.[1] Rather than attack Plaintiffs' Complaint based upon its merits as a direct action, Defendants deftly attempt to recast the matter as a derivative suit and proceed to argue why it fails as such. While Defendants provide examples of how this matter *could* have been brought alternatively as a derivative, they fail to demonstrate that this matter cannot properly be brought as a direct action. Moreover, Defendants then argue that not even a derivative suit can be sustained. Under Defendants' view of the law, there is no procedural mechanism for Plaintiffs and other investors to seek recovery for the injuries they have suffered and the Defendants can manage the putative class members' investments with impunity.

Even more illustrative than the contents of the Motion to Dismiss is what is left out. Defendants do not dispute, even in passing, the central element underlying Plaintiffs' claims, namely that Defendants have failed to file proof of claims in settled securities cases and as a result have prevented Plaintiffs and the putative class from recovering money to which they were rightfully

[1] Defendants have filed two Motions to Dismiss. One motion was filed by AIM Investments, Ltd., AIM Advisors, Inc., AIM Capital Management, Inc., INVESCO Institutional (N.A.), Inc., Mark H. Williamson and Robert Graham (collectively the "AIM Defendants"). The second motion was filed by Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Gerald H. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar and Larry Soll (collectively the Independent Trustee Defendants"). The Independent Trustee Defendants' separate motion expressly joined and incorporating Defendants' motion to dismiss. While the Independent Trustee Defendants' motion purports to make additional arguments not included in Defendants' Motion, in fact, no novel arguments are proffered. Accordingly and for the purposes of responding to both pending motions to dismiss, Plaintiffs file this joint opposition.

entitled. Defendants' malfeasance is emblematic of widespread problems in the mutual fund industry. Professors at Duke and Vanderbilt have conducted empirical studies and estimated that over sixty-eight (68) percent of institutional investors have failed to participate in securities class action settlements. James D. Cox & Randall C.S. Thomas, *Leaving Money on the Table: Do Institutional Investors Fail to File Claims in Securities Class Actions?*, 80 WASH. U. L.Q. 855 (2002)(copy attached as Exhibit 1) [hereinafter Cox and Thomas]. Shortly after this case was filed, the Securities and Exchange Commission launched an investigation into the issue. Alison Sahoo, *SEC Probing Funds' Participation in Class Actions* (February 3, 2004), *at* www.ignites.com (Copy attached as Exhibit 2).

As demonstrated herein, Plaintiffs have standing to bring these claims as a direct action and therefore as a putative class action, and have sufficiently plead claims for breach of fiduciary duty, negligence, violations of sections 36(a) and 36(b), and an equitable remedy provided under 47(b) of the ICA. Accordingly, Defendants' motion should be denied.

ARGUMENT

When reviewing a motion to dismiss, the court must accept as true the well-pleaded factual allegations of the complaint and view those allegations in the light most favorable to the plaintiff. *Capital Parks, Inc. v. Southeastern Advertising and Sales System, Inc.*, 30 F.3d 627, 629 (5th Cir. 1994); *American Waste & Pollution Control Co. v. Browning-Ferris, Inc.*, 949 F.2d 1384, 1386 (5th Cir. 1991). In reviewing the complaint, however, courts need not credit "conclusory allegations" and "unwarranted deductions of fact." *U.S. ex rel. Willard v. Humana Health Plan of Texas Inc.*, 336 F.3d 375, 379 (5th Cir. 2003) (internal quotations omitted). A motion to dismiss tests the sufficiency of the complaint, not the merits of the suit. *Scheuer v. Rhodes*, 416 U.S. 232, 236 (1974) ("The issue is not whether a plaintiff will ultimately prevail but whether the claimant is entitled to offer evidence

October 31, 2004 Annual Report - Notes to Financial Statements attached as Exhibit 3. Plaintiff Avo Hogan owns the AIM Large Cap Capital Growth Fund, which is also a series of the AIM Equity Funds Trust. See Statement of Additional Information attached as Exhibit 4. Plaintiff Avo Hogan also owns the AIM Dynamics Fund, which is one series of the four portfolios within the AIM Stock Funds Trust. *See* AIM July 31, 2004 Annual Report - Notes to Financial Statements attached as Exhibit 5. Thus, Plaintiffs have individual standing to pursue claims involving the 19 mutual funds within the AIM Equity Funds Trust and AIM Stock Funds Trust.

2. Defendants' "Standing" Argument Is Premature Prior to a Motion for Class Certification

Once individual standing has been established as Plaintiffs have above, the analysis for the purpose of the Motion to Dismiss is concluded. The separate issue of whether a plaintiff can represent a putative class depends solely on whether the plaintiff meets the requirements of Rule 23 and is thus rightfully preserved for the class certification stage. *See, e.g. Payton v. County of Kane*, 308 F.3d 673, 680 (7th Cir. 2002). As stated by the Supreme Court in *Sosna v. Iowa*:

> A named plaintiff in a class action must show that the threat of injury in a case such as this is "real and immediate," not "conjectural" or "hypothetical." . . . This conclusion does not automatically establish that appellant is entitled to litigate the interests of the class she seeks to represent, but it does shift the focus of examination from the elements of justiciability to the ability of the name plaintiff representative to "fairly and adequately protect the interests of the class." Rule 23 (a).

419 U.S. 393, 402-403 (1975)(citations omitted).

The Rule 23 inquiry, which Defendants advance under the guise of a "standing" argument, involves an examination of various factual issues and is not properly undertaken in a motion to dismiss. *Gen. Telephone Co. of the Southwest v. Falcon*, 457 U.S. 147, 160 (1982). The critical distinction between Article III standing and the Rule 23 inquiry was clarified in *Fallick v. Nationwide Mut. Ins. Co.*, where an employee alleged that Nationwide breached its fiduciary duties with respect to the ERISA benefit plan of which he was a member and other ERISA plans of which he was not a member. 162 F.3d 410 (6th Cir. 1998). The district court dismissed the claims as to all ERISA plans other than Fallick's plan on standing grounds. *Id.* at 411-12. The Sixth Circuit reversed, holding that the district court's reasoning was "fundamentally flawed" because it confused the issues of Article III standing for a plaintiff with the Rule 23 issues applicable to his ability to sue on behalf of a class. *Id.* at 422. The court concluded that "once a potential ERISA class representative establishes his individual standing to sue his own ERISA-governed plan, there is no additional constitutional standing requirement related to his suitability to represent the putative class of members of other plans to which he does not belong." *Id.* at 424. Accordingly, case law is clear that once a putative class representative has established individual standing, all further standing analysis stops until the class certification stage.

B. PLAINTIFFS' CLAIMS ARE PROPERLY BROUGHT AS A DIRECT ACTION

Although ignored by Defendants, numerous courts have found that an investor may bring a direct action, rather than a derivative action, under the ICA.[2] A clearly stated objective of the ICA is to "protect[] all classes of investment company security holders from the special interests of directors, officers . . . and preventing investment companies from failing to protect 'the preferences and privileges of the holders of their outstanding securities.'" ICA § 1(b). This view has recently been reinforced by the holding in *Strougo v. Bassini*, where the Second Circuit held that mutual fund investors have standing to bring direct actions asserting private rights of action under several sections

[2] *See, e.g., Stougo v. Bassini*, 282 F.3d 162, 176–77 (2d Cir. 2002) (holding direct action was appropriate under 36(a), 36(b), and 48 of the ICA); *Langner v. Brown*, 913 F. Supp. 260, 266 (S.D.N.Y. 1996) (finding that remaining claims (§§ 36(b), 10(a), 17(a), 17(d) survived after dismissal of derivative claims); *Seidel v. Lee*, 1994 U.S. Dist. LEXIS 21534, at * 15–18 (D. Del. Oct. 14, 1994) (holding that ICA claims that affected plaintiff personally could be maintained as a direct action); *In re ML-Lee Acquisition Fund II, L.P.*, 848 F. Supp. 527, 562 (D. Del. 1994) (holding that suit was appropriate for class action).

of the ICA. 282 F.3d 162 (2d Cir. 2002). An action that is properly brought as a direct action may also be brought as a class action (presuming the requirements of Rule 23 are met); ergo, Plaintiffs' claims are properly brought as a putative class action.

1. Plaintiffs' Claims are Properly Brought as a Direct Action Because Plaintiffs Allege an Injury Directly to the Plaintiffs and a Breach of a Duty Owed Directly to the Plaintiffs

Derivative and direct actions are not mutually exclusive; in fact, derivative and direct claims may be brought simultaneously.[3] *Empire Life Ins. Co. of America v. Valdak Corp.*, 468 F.2d 330, 334-35 (5th Cir. 1972). In Delaware, to determine whether the injury is direct or derivative, the court must ask, "[w]ho suffered the alleged harm–the corporation or the suing stockholder individually–and who would receive the benefit of the recovery or other remedy?" *Tooley v. Donelson, et. al.*, 845 A.2d 1031, 1035 (Del. 2004). To maintain a direct action, "The stockholder's claimed direct injury must be independent of any alleged injury to the corporation. The stockholder must demonstrate that the duty breached was owed to the stockholder and that he or she can prevail without showing an injury to the corporation." *Id.* at 1039. As shown herein, the injury was sustained specifically by Plaintiffs and other investors and Defendants owe a fiduciary duty directly to Plaintiffs and the other investors in the funds.

Given the unique structure of mutual funds and investment companies, it is the individual investors, rather than the funds, that suffer the consequences of Defendants' failure to ensure participation in securities class action settlements. "Mutual funds are fundamentally different from most enterprises in both their structure and operation." David E. Riggs & Charles C.S. Park, "Mutual

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[3] The issue of whether this lawsuit could be brought, in the alternative, as a derivative is not before the court at this time and Plaintiffs therefore take no position on this issue.

Funds: A Banker's Primer," 112 BANKING LAW J. 757, 763 (1995). "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tennenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977); *see also* Riggs & Park, 112 BANKING LAW J. at 758 (mutual funds serve as "conduits between investors and investment managers for the rendering of the manager's services"). Mutual funds "do not typically have employees or any physical plant" and have "virtually no liabilities." *Id.* at 763, 767. Each investor who pools his money with others in a mutual fund owns a proportional share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities (primarily fees paid to Defendants), and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called 'per share net asset value' (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is *immediately* passed on *directly to the fund investors*.

Recognizing this unique structure, the court in *Strigliabiotti v. Franklin Resources* recently rejected the same argument that the AIM Defendants make here and allowed the plaintiff to proceed with a direct action. 2005 WL 645529 (N.D. Cal. March 7, 2005)(copy attached as Exhibit 6). *Strigliabiotti* involved allegation of excessive fees charged by the fund advisors. Defendants contended that the fees were paid by the fund rather than the individual investors and that therefore the injury was sustained by the fund. The Court rejected this argument as illusory, noting that "[e]very dollar of expense borne by the fund is distributed to the shareholders, as a pro rata deduction from the net asset value per share." *Id.* at 7 (copy attached as Ex. 3). The Court explained: "the financial harm from overcharges is harm to the individual investors, who own the Funds' assets and bear its expenses directly on a pro rata basis." *Id.* at 8.

The same reasoning applies here, where Plaintiffs and the putative class members are injured directly by Defendants' actions. Had Defendants ensured that the Funds participated in the securities class action settlements, the settlement funds would have increased the total assets held by the Funds and such increase would have been distributed immediately to the then-current investors on a pro rata basis upon the recalculation of the NAV. There is no concrete injury to the Fund itself; similarly, there is no injury whatsoever to shareholders who invest in the fund subsequent to the time of injury.[4] Accordingly, since Plaintiffs have alleged a direct injury to themselves and the putative class members, this case is properly brought as a direct action. *Frank,* 83 F.3d at 160.

In addition, Defendants have breached a fiduciary duty owed directly to Plaintiffs and the putative class members. "Directors of mutual fund [hold] a position of trust and confidence with respect to the fund's shareholders, and [owe] them the obligations commonly associated with fiduciaries." *Galfand v. Chestnutt,* 402 F. Supp. 1318, 1328 (S.D.N.Y. 1974), *affirmed and remanded on other grounds* 545 F.2d 807, *affirmed* 573 F.2d 1290; *see also* Cox & Thomas, 80 WASH. U. L.Q. at 860, 863 (discussing fiduciary duty owed by trustee/directors directly to investors). In addition, given that a mutual fund is merely "a conduit for the rendering of investment management services, " 112 BANKING LAW JOURNAL 763, the advisors and their affiliates owe fiduciary duties directly to the individual investors just as they do to any other investors they advise. *Panfil v.*

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[4] In contrast, in the context of a traditional corporation, there would be no direct, objective or calculable correlation between the value of an individual share and any gains or losses in the small portion of that corporation's assets that may be invested in the market, since the value of a share of a traditional corporation is based upon numerous, subjective market forces, related to factors both internal and external to the corporation.

Scudder Global Fund, Inc., 1993 WL 532537, *4 (N.D. Ill. 1993); *Mann v. Kemper Financial Co., Inc.*, 618 N.E.2d 317, 327 (Ill. App. 1992); *see also* Cox & Thomas, 80 WASH. L. J.Q.. at 863 (fund advisor is " a vendor of services to the mutual fund company, seen as having a fiduciary obligation to the fund and to the fund's shareholders"); 15 U.S.C. § 80a-1 (policy of ICA is to protect "interest of *investors*" directly (emphasis added)). Accordingly, Plaintiffs' allegations of breaches of duties owed directly to them and the putative class members pursuant to the ICA and common law provide a separate premise for pursuing this action directly.

2. Rule 23.1 Does Not Apply to This Direct Action

Defendants assert that Plaintiffs failed to comply with Federal Rules of Civil Procedure 23.1. However, as a direct action rather than derivative action has been plead, compliance with Federal Rules of Civil Procedure 23.1 is inapplicable.

C. FEDERAL ICA CLAIMS ARE PROPERLY ASSERTED BY PLAINTIFFS

1. A Private Right of Action under ICA § 36(a) is Supported by Legislative History, Statutory Intent, and Long Established Jurisprudence

In determining whether to imply a private right of action, this court must look to the statutory language, congressional intent, and the statute's legislative history. *Alexander v. Sandoval*, 532 U.S. 275, 286–88 (2001). As a general matter, a statute creates a private right of action if its language is "phrased in terms of the persons benefitted." *Gonzaga Univ. v. Doe*, 536 U.S. 273, 283 (2002). The Congressional declaration of policy in the ICA specifically addresses the plight of investors like the plaintiff:

> "it is hereby declared that the policy and purposes of this title, in accordance with which the provisions of this title shall be interpreted, and are to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors." (15 U.S.C. § 80a-1.)

Consistent with this declaration of policy, federal courts have long recognized implied private rights of action under numerous sections of the ICA.[5] More specifically, over the course of the last four decades, courts in nearly every circuit have implied such actions under section 36(a) of the ICA.[6] An important factor in these holdings has been that the legislative history consistently supports implied rights of action under section 36(a) each time the ICA has been amended. *See Merrill Lynch, Pierce, Fenner & Smith, Inc. V. Curran*, 456 U.S. 353, 380-81 (1982). As one court summarized in *In re: Nuveen Fund Litig.*, 1996 WL 328006, at *6 (N.D. Ill. June 11, 1996), "Even though Congress has revisited the ICA three times since courts began to imply such causes of action, it has never indicated its dissatisfaction with this practice."

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[5] *See, e.g., Lessler v. Little*, 857 F.2d 866, 872-73 (1st Cir. 1988) (§17(a)(2)); *Bancroft Convertible Fund, Inc. v. Zico Investment Holdings Inc.*, 825 F.2d 731, 733 (3d Cir. 1987) (§ 10); *Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 87–88 (2d Cir. 1985) (§ 15(f) & 36(b)); *Taussig v. Wellington Fund, Inc.*, 313 F.2d 472, 475–76 (3d Cir. 1963) (§ 35(d)); *Brown v. Bullock*, 294 F.2d 415, 421 (2d Cir. 1961) (§§ 15 and 37)); *In re Nuveen Fund Litig.*, 1996 U.S. Dist. LEXIS 8071, at * No. 94- C-360 (N.D. Ill. June 11, 1996) (§§ 34 (b), 36(a)); *Langner v. Brown*, 913 F. Supp. 260, 268–70 (S.D.N.Y. 1996) (§§ 10(a), 36(b), 17(a), 17(d), 20); *Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343, 1349 (D.N.J. 1996) (§§ 7(d), 13(a)(3)); *Carr v. Equistar Offshore, Ltd.*, 1995 U.S. Dist. LEXIS 13703, at * 42–45 (S.D.N.Y. Sept. 21, 1995) (§ 7(d)); *Seidel v. Lee*, 1994 U.S. Dist. LEXIS 21534, at * 20–24 (D. Del. Oct. 14, 1994) (§§ 36(a), 56(a), 57(a), 57(d)), 17(j)); *In re ML-Lee Acquisition Fund II, L.P.*, 848 F. Supp. 527, 541 (D. Del. 1994) (§§ 17(j), 36, 48, 57).

[6] *See e.g., Fogel v. Chestnutt*, 668 F.2d 100 (2d Cir. 1981) (recognizing implied rights of action for damages under section 36(a) of Investment Company Act where advisers or directors breach fiduciary duty); *McLachlan v. Simon*, 31 F.Supp.2d 731, 737 (N.D.Cal.1998) (clearly holding that a private right of action exists under 36(a)); *Young v. Nationwide Life Ins. Co.*, 2 F.Supp.2d 914, 925–26 (S.D. Texas 1998) (stating, "this Court is also persuaded that a private cause of action should and does exist under § 36(a) of the ICA"); *In re Nuveen Fund Litig.*, No. 94-C-360, 1996 WL 328006, at *6 (N.D.Ill. June 11, 1996) ("Accordingly, the court accepts Magistrate Judge Bobrick's recommendation to imply private rights of action under ICA § 34(b) and ICA § 36(a)."); *Seidel v. Lee*, No. Civ A. 93-494, 1994 WL 913930, at * 2 (D.Del. Oct. 14, 1994) (refusing to dismiss plaintiffs' 36(a) individual claims); *In re ML-Lee Acquisition Fund II, L.P.*, 848 F.Supp. 527, 539–45 (D.Del.1994) ("Thus, the Court believes Congress intended courts to continue to imply private rights of action for conduct proscribed under section 36(a)"); *Esplin v. Hirschi*, 402 F.2d 94, 103 (10th Cir.1968), *cert. denied*, 394 U.S. 928 (1969) (court considering issue of private right of action on its own motion); *Levitt v. Johnson*, 334 F.2d 815, 819 (1st Cir.1964), *cert. denied*, 379 U.S. 961 (1965) (finding private right of action was consistent with policy and case law), *Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc.*, 825 F.2d 731, 735 (3d Cir.1987) (holding that creation of private right of action under 36(b) did not destroy private rights of action under other sections of the ICA).

In *Bancroft*, the Third Circuit stressed Congress's express encouragement of private actions in the legislative history to the 1980 amendments:

> "The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question. Such a right would be consistent with and further Congress' intent in enacting that provision, and where such actions would not improperly occupy an area traditionally the concern of state law. In appropriate instances, for example, breaches of fiduciary duty involving personal misconduct should be remedied under Section 36(a) of the Investment Company Act. With respect to business development companies, the Committee contemplates suits by shareholders as well as by the Commission, since these are the persons the provision is designed to protect, and such private rights of action will assist in carrying out the remedial purposes of Section 36."

Bancroft Convertible Fund v. Zico Holdings Inv., 825 F.2d at 736 (*quoting* H.R.Rep. No. 1341, 96th Cong., 2d Sess. 28-29 (1980), *reprinted in* 1980 U.S.C.C.A.N. 4800, 4810-11). The Third Circuit concluded: "Clearly, the Committee Report expressly approves the position of those courts which, following the 1970 amendments, held that private causes of action should be implied from the [ICA]." *Id.* at 733, 736.

After reviewing this and other legislative history, the court in *Young v. Nationwide Life Ins.*, reached the same conclusion. 2 F. Supp.2d 914, 925 (S.D. Tex. 1998). The *Young* court also highlighted the 1970 amendments: "Furthermore, when §36 was amended in 1969 and an express private remedy was added to subsection (b), the legislative history indicates that 'the fact that subsection (b) specifically provides for a private right of action should not be read by implication to affect subsection (a).'" *Id.* (*quoting* S.REP. No. 91-184, at 16 (1969)). The *Young* court concluded: "In this case, there is only one definitive answer that can be gleaned from the legislative history of the 1980 amendments: Congress expects courts to imply private rights of action. The Court cannot ignore such strong Congressional sentiments." *Id.*

Relying on *Olmstead v. Pruco Life Ins.*, 283 F.3d 429 (2d Cir. 2002) and *Chamberlain v. Aberdeen Asset Management Ltd.*, 2005 WL 195520 (E.D.N.Y., Jan. 21, 2005), Defendants ask this court to ignore these Congressional sentiments and to abandon the decades of jurisprudence discussed above. *Olmstead* does not support Defendants' position. The *Olmstead* court's ruling only concerned claims under ICA §§ 26(f) and 27(I), neither of which is at issue here. Although the *Olmstead* Court, in *dicta,* broadly characterized the decades of precedent finding implied rights of action under Section 36(a) and other sections of the ICA as part of an "ancien regime", the Court did recognize it was an "impressive list" with little dissension and the Court had no substantive criticism of those numerous decisions. On closer analysis, as demonstrated above, it is clear that the long line of precedent is consistent with current Supreme Court guidance on implied rights of action. *See, e.g. Young,* 2 F.Supp. 2d at 922-26. Moreover, in *Strougo v. Bassini,* 282 F.3d 162, (2d Cir. 2002), decided contemporaneously with *Olmstead,* the Second Circuit squarely addressed § 36(a). The Second Circuit joined the many other federal courts in implying a private right of action, explaining: "We thus see nothing in the general policies of the ICA that would militate against importing Maryland's rules of shareholder standing for claims brought for alleged violations of the ICA sections cited by the plaintiff.... We hold that the plaintiff's alleged injuries associated with coercion support direct claims under both Maryland law and, in this case, §§ 36(a), 36(b), and 48 of the ICA." *Id.* at 176–77.

Further, Defendants' reliance on *Chamberlain v. Aberdeen Asset Mgmt. Ltd.,* No. 02 CV 5870 (E.D.N.Y., Jan. 21, 2005) is improper because, as Defendants recognize, that opinion has been vacated. *See* Order attached as Exhibit 7. Although there has been some controversy among the lower courts over whether decisions should be vacated pursuant to a settlement, the U.S. Supreme Court has approved the procedure. *See Clark Equipment Co. v. Lift Parts Manufacturing Co., Inc.,* 972 F.2d 817, 819 n.1 (7th Cir. 1992) (and cases cited therein). Regardless, once a decision has been vacated, the decision has no precedential authority. *Garcia v. Spun Steak*, 998 F.2d 1480 , 1487, n.1 (9th Cir. 1992).

In summary, because this action is brought by a mutual fund investor, pursuant to statutory court to ignore these Congressional sentiments and to abandon the decades of jurisprudence discussed above. *Olmstead* does not support Defendants' position. The *Olmstead* court's ruling only concerned claims under ICA §§ 26(f) and 27(I), neither of which is at issue here. Although the *Olmstead* Court, in *dicta,* broadly characterized the decades of precedent finding implied rights of action under Section 36(a) and other sections of the ICA as part of an "ancien regime", the Court did recognize it was an "impressive list" with little dissension and the Court had no substantive criticism of those numerous decisions. On closer analysis, as demonstrated above, it is clear that the long line of precedent is consistent with current Supreme Court guidance on implied rights of action. *See, e.g. Young,* 2 F.Supp. 2d at 922-26. Moreover, in *Strougo v. Bassini,* 282 F.3d 162, (2d Cir. 2002), decided contemporaneously with *Olmstead,* the Second Circuit squarely addressed § 36(a). The Second Circuit joined the many other federal courts in implying a private right of action, explaining: "We thus see nothing in the general policies of the ICA that would militate against importing Maryland's rules of shareholder standing for claims brought for alleged violations of the ICA sections cited by the plaintiff.... We hold that the plaintiff's alleged injuries associated with coercion support direct claims under both Maryland law and, in this case, §§ 36(a), 36(b), and 48 of the ICA." *Id.* at 176–77.

Further, Defendants' reliance on *Chamberlain v. Aberdeen Asset Mgmt. Ltd.*, No. 02 CV 5870 (E.D.N.Y., Jan. 21, 2005) is improper because, as Defendants recognize, that opinion has been vacated. *See* Order attached as Exhibit 7. Although there has been some controversy among the lower courts over whether decisions should be vacated pursuant to a settlement, the U.S. Supreme Court has approved the procedure. *See Clark Equipment Co. v. Lift Parts Manufacturing Co., Inc.,* 972 F.2d 817, 819 n.1 (7th Cir. 1992) (and cases cited therein). Regardless, once a decision has been vacated, the decision has no precedential authority. *Garcia v. Spun Steak*, 998 F.2d 1480 , 1487, n.1 (9th Cir. 1992).

In summary, because this action is brought by a mutual fund investor, pursuant to statutory provisions intended to protect such a class, jurisprudence implying private rights of action under the ICA, legislative history, and statutory intent all support the rights asserted by Plaintiff.

2. Plaintiffs Have Sufficiently Pled a Claim Under ICA 36(b)

ICA Section 36(b) provides a federal remedy for breaches of fiduciary duty by Fund advisors and their affiliates. While there must be some relationship between the fees paid to the Fund Defendants and the wrongful conduct alleged, the focus of Plaintiffs' allegations need not be entirely on fees. For example, courts have "permitted challenged under section 36(b) for breaches of fiduciary duty as long as they result in or pertain to excessive fees." *Rohrbaugh v. Inv. Co.*, 2002 U.S. Dist. Lexis 13401, *32 (D.D.C. July 2, 2002); *see also Galfand v. Chestnutt Corp.*, 545 F.2d 807, 811-12 (2d Cir. 1976)(permitting §36(b) claim for fee mismanagement when investment adviser withheld information regarding his proposed contract.)

Plaintiffs have alleged that as a result of their systematic breaches of fiduciary duty, Defendants are not entitled to any compensation from Plaintiffs and the class. Compl. at ¶¶ 1, 33, 48. *Krantz v. Prudential Invs. Fund Mgmt. L.L.C.*, 77 F.Supp.2d 559, 565 (D.N.J. 1999)(holding that "receipt of compensation while breaching a fiduciary duty violates Section 36(b), 15 U.S.C. § 80a-35(b)."); *Letsos v. Century 21-New West Realty*, 675 N.E.2d 217 (Ill.App. 1996); *Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430 (N.Y. App. Div. 1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); RESTATEMENT (SECOND) OF AGENCY § 469 (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned"). As such, Plaintiffs have alleged that *any and all* compensation Defendants received for their services to fund shareholders is excessive.

Defendants' argument that Plaintiffs have failed to plead with sufficient specificity their claims with respect to the connection between their breaches of fiduciary duty and excessive compensation implies a heightened pleading standard which does not apply to ICA claims. To sufficiently plead ICA claims, Plaintiffs must set forth only "a short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2), *Migdal v. Rowe-Price Fleming Int'l*, 248 F.3d 321, 325-25 (4th Cir. 2001). Plaintiffs need only provide a "factual basis for believing that a legal violation has actually occurred." *Migdal* at 328. "It is unnecessary for the plaintiff to set forth evidentiary details to support this allegation," or to plead evidentiary support for each element of the claim which must be established at trial. *Pfeiffer v. Bjurman, Barry & Assocs.*, 2004 U.S. Dist. LEXIS 16924, *15 (S.D.N.Y. Aug. 26, 2004) (citing *Swierkiewicz v. Sorema N.A.*, 534 U.S. 506, 512 (2002)).

Plaintiffs have established a sufficient nexus between Defendants' actions, or lack thereof, and the excessive fees they have received from Plaintiffs and other putative Class Members as a result. Accordingly, Plaintiffs have adequately plead a claim under §36(b).

4. ICA § 47(b) Provides a Remedy for Violations of Other ICA Sections

As Defendants recognize, ICA § 47(b) is primarily remedial in nature. *Galfand v. Chestnutt Corp.*, 545 F.2d 807, 813–14 (2d Cir. 1976). The section provides an equitable remedy upon a showing of a violation of other sections of the ICA, stating: "[a] contract that is made, or whose performance involves, a violation of this subchapter ... is unenforceable by either party. 15 U.S.C. § 80a-46(b). Therefore, Plaintiffs do not need to show independent standing to pursue a claim under section 47(b). Instead, Plaintiffs' Complaint seeks the relief provided by § 47(b) (rescission of the contract and forfeiture of fee) as an equitable remedy for Defendants' violation of §§ 36(a) and 36(b) of the ICA as demonstrated herein. Complaint ¶¶ 46-48; *see, e.g. Esplin v. Hirschi*, 402 F.2d 94, 104-105 (10th Cir. 1969) (in direct, class action, rescission of contract allowed pursuant to § 47(b)); *Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343 (D.N.J. 1996) (recognizing private right of action for violation of § 47(b), upon showing of violation of other sections of ICA in direct, class action).

CONCLUSION

Plaintiffs have standing to file the claims contained in his complaint, and have plead them sufficiently. Accordingly, Defendants' Motion to Dismiss should be denied.

Dated: June 7, 2005

Respectfully submitted,

By: 

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave., Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

And

Hank Bates
J. Allen Carney
Brooke Augusta Owen
CAULEY BOWMAN CARNEY & WILLIAMS
11311 Arcade Dr., Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

CERTIFICATE OF SERVICE

On June 7, 2005, a true and correct copy of the foregoing Plaintiffs' Memorandum was sent by United States Mail, postage prepaid, to the following counsel of record:

Paul E. Ridley
Kirkpatrick & Lockhart
2828 North Harwood Street, Suite 1800
Dallas, Texas 75201

Jerone F. Birn, Jr.
Boris Feldman
Kent Easter
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Paul D. Flack
Nickens Keeton Lawless
600 Travis Street, Suite 7500
Houston, Texas 77002



Randall K. Pulliam

EXHIBIT 1

LEAVING MONEY ON THE TABLE: DO INSTITUTIONAL INVESTORS FAIL TO FILE CLAIMS IN SECURITIES CLASS ACTIONS?

JAMES D. COX*
RANDALL S. THOMAS**

Commencing two decades ago, and continuing today, the institutional investor is the most significant focus in reform efforts for securities markets and the American corporation. Whether the question is the type of disclosures that must be made in connection with a public offering,[1] the scope of nonpublic offerings,[2] or making the corporation more responsive to owners,[3] the focus is on the significant trading and ownership interest of institutional investors. As is well understood, such emphasis on financial institutions in reforming corporate and securities laws is based upon their ownership of, and trading in, the stock of publicly held corporations. For example, financial institutions own nearly 50% of the equity securities listed on the New York Stock Exchange (NYSE) and account for approximately 75% of the daily trading volume on the NYSE.[4] The ownership and trading

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* Brainerd Currie Professor of Law, Duke University School of Law.
** Professor of Law, Vanderbilt University Law School.

We would like to thank Edward Labaton, the Institute for Law and Economic Policy, and its members for their assistance in gathering the data used in this project. We gratefully acknowledge the research assistance of Carl C. Carl, Katherine Knight Schultz, and Jian Wang.

1. The SEC's integrated disclosure procedures and shelf registration process is heavily dependent upon the view that the securities of companies eligible to use the integrated disclosure system are traded in an efficient market. *See* Adoption of Integrated Disclosure System, Securities Act Release No. 33-6383 (Mar. 3, 1982), 47 Fed. Reg. 11,819 (Mar. 19, 1982); Randall S. Thomas & James F. Cotter, *Measuring Securities Market Efficiency in the Regulatory Setting*, 63 LAW & CONTEMP. PROBS. 105, 109 (Summer 2000). That determination in part rests upon a belief that institutional investors are both significant traders and owners of such securities.

2. Though Rule 144A is technically a resale exemption, not an issuer exemption, it was developed to facilitate capital raising by issuers by permitting securities to be effectively syndicated to financial institutions, qualified institutional buyers, who are generally defined as an entity having a securities portfolio of at least $100 million. Institutional investors also are swept within the definition of an accredited investor to whom the issuer has no obligation to provide investment information as a condition of selling its securities. *See* 17 C.F.R. § 230.502(a) (2001) (Securities Act Rule 502(a)); 17 C.F.R. § 230.506 (2001) (Securities Act Rule 506).

3. *See, e.g.*, Bernard S. Black, *Agents Watching Agents: The Promise of Institutional Investor Voice*, 39 U.C.L.A. L. REV. 811 (1992); John C. Coffee, Jr., *Liquidity Versus Control: The Institutional Investor as Corporate Monitor*, 91 COLUM. L. REV. 1277 (1991). *Cf.*, Edward B. Rock, *The Logic and (Uncertain) Significance of Institutional Shareholder Activism*, 79 GEO. L.J. 445 (1991).

4. At the close of the third quarter of 2001 financial institutions held 50.8% of all publicly traded equities. *See* NYSE Fact Book 2000, at 61 (citing Federal Reserve Board "Flow of Funds," *available at* www.federalreserve.gov). The best indication of the overall volume of institutional

percentages are equally high for securities listed on the North American Securities Dealers Exchange (Nasdaq).[5]

Though we also champion the vast potential that has been accorded institutional investors, we examine here one area where financial institutions are claimed to be guilty of passivity equal to that of the "small investors": do financial institutions fail to submit claims for their losses in settled securities class actions? In other words, do institutions frequently leave money on the table that is theirs for the asking?

I. THE UNEVEN ROLE OF THE INSTITUTIONAL INVESTOR IN PROSECUTING SECURITIES CLASS ACTIONS

In their now classic article, Professors Elliott Weiss and John Beckerman marshalled data collected from eighty-two class action settlements to reveal that the fifty largest claimants in these class actions had an average allowed loss of $597,000 and accounted for 57.5% of the total allowed loss.[6] More significantly, the largest and the second-largest claimants accounted for 13.1% and 6.7%, respectively, of the total recognized losses of a subset of twenty class actions within their overall sample.[7] From this finding, Weiss and Beckerman argued that judges considering settlements in securities class actions should harness the economic self-interest of such a larger claimant(s) by designating those with significant losses as the suit's lead plaintiffs.[8] Doing so would address the broadly recognized concern that class actions are "lawyer driven," and that it is the economic interests of the classes' attorneys, not the classes' representatives, that decide such important issues as whether the claim should be prosecuted, settled, or pursued to the next level.[9] Though

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trading is the data regarding "block" trades, i.e., trades of a least 10,000 shares for an individual stock. For 2001, block trades represented 48.1% of total trading volume on the NYSE, a decline however from a high of 57% in 1995. *Id.* at 99. More generally, see Jerome Markam, *Protecting the Institutional Investor—Jungle Predator or Shorn Lamb*, 12 YALE J. ON REG. 345, 347-48 (1995).

5. The data set forth *supra* note 4 regarding institutional holdings of traded equities does not distinguish between NYSE- and Nasdaq-listed securities. However, Nasdaq reports that at the end of 2000 some 40.3% of the Nasdaq National Market Securities was held by institutions (whereas institutions owned 37.8% of all Nasdaq-traded securities, which rises to 47.4% when measured by value). http://www.marketdata.nasdaq.com/asp/Sec4TSO.asp. Block trades represent 25% of the trading volume in Nasdaq National Market Securities. *See* http://www.marketdata.nasdaq.com/asp/Sec4Blockvol.asp.

6. Elliott J. Weiss & John S. Beckerman, *Let the Money Do the Monitoring: How Institutional Investors Can Reduce Agency Costs in Securities Class Actions*, 104 YALE L.J. 2053, 2089 (1995).

7. *Id.* at 2090.

8. *Id.* at 2105-09.

9. The literature on this point is vast. *See, e.g.*, John C. Coffee, Jr., *Rescuing the Private Attorney General: Why the Model of the Lawyer as Bounty Hunter Is Not Working*, 42 MD. L. REV. 215 (1983); John C. Coffee, Jr., *Understanding the Plaintiff's Attorney: The Implications of Economic*

Weiss and Beckerman reasoned that courts had the inherent power to take such steps, Congress decided not to leave such matters to the individual judgment of the presiding judge. Thus, with the enactment of the Private Securities Litigation Reform Act of 1995 (PSLRA),[10] formal procedures for the appointment of a lead plaintiff were mandated for securities fraud class actions.

Section 21D(a)(3) of the Securities Exchange Act[11] sets forth the procedures and criteria for the appointment of lead plaintiffs. Within twenty days of the filing of the complaint, notice must be published "in a widely circulated national business-oriented publication or wire service" inviting class members to apply to be the suit's representative.[12] Not later than ninety days after the publication of such notice, the court must appoint a lead plaintiff from those who have applied.[13] The most significant factor supporting a presumption of who is the "most adequate plaintiff" is the claimant that "has the largest financial interest" in the suit.[14] The next provision underscores the strength of this presumption by providing that it can only be overcome by proof that the party having the largest financial interest will not adequately represent the class or is subject to unique defenses.[15]

Thus far, the debate surrounding the selection of a lead plaintiff has focused on the propriety of aggregating investor losses so as to enjoy the benefits of the before-described presumption.[16] This, of course, is not just a

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Theory for Private Enforcement of Law through Class and Derivative Actions, 86 COLUM. L. REV. 669 (1986); Jill E. Fisch, *Class Action Reform: Lessons from Securities Litigation*, 39 ARIZ. L. REV. 533 (1997); John Macey & Geoffrey Miller, *The Plaintiffs' Attorney's Role in Class Actions and Derivative Litigation: Economic Analysis and Recommendations for Reform*, 58 U. CHI. L. REV. 1 (1991); Randall S. Thomas & Robert G. Hansen, *Auctioning Class Action and Derivative Lawsuits: A Critical Analysis*, 87 NW. U. L. REV. 423 (1993).

10. Private Securities Litigation Reform Act of 1995, Pub. L. No. 104-47, 109 Stat. 937 (1995).

11. 15 U.S.C. § 78u-4(a)(3) (2001).

12. Section 78u-4(a)(3)(A)(i). Additional notice can be required by the presiding court. *Id.* at § 78u-4(a)(3)(A)(ii).

13. Section 78u-4(a)(3)(B)(i).

14. Section 78u-4(a)(3)(B)(iii)(I). The other two factors listed are that the designee was the party to the original complaint or petitioned to be the lead plaintiff and "otherwise satisfies the requirements of Rule 23 of the Federal Rules of Civil Procedure." *Id.* Since any plaintiff must meet the latter requirement, and the court is unlikely to be disposed to seek out a representative who is not before it, the relative size of the claimant naturally becomes the determining factor of whether the presumption applies.

15. Section 78u-4(a)(3)(B)(iii)(II).

16 *See, e.g.*, Jill E. Fisch, *Aggregation, Auctions, and Other Developments in the Selection of Lead Counsel under the PSLRA*, 64 LAW & CONTEMP. PROBS. 53, 65-78 (Spring/Summer 2001) (arguing that aggregation weakens the relationship between lead plaintiff and class counsel); R. Chris Heck, Comment, *Conflict and Aggregation: Appointing Institutional Investors as Sole Lead Plaintiffs under the PSLRA*, 66 U. CHI. L. REV. 1199, 1220-21 (1999) (suggesting that courts must restrain

tussle among competing class members but has serious ramifications for the plaintiffs' securities bar. Under the PSLRA, the lead plaintiff, subject to the approval of the court, has the power to select and retain counsel.[17] Any doubt about a class counsel's stakes regarding who is the lead plaintiff was resolved by In re *Microstrategy, Inc. Sec. Litig.*,[18] where initially Mr. Mazza was appointed lead plaintiff because he had the greatest loss among the five applicants.[19] Mr. Mazza's selection of Firm *A* as class counsel was approved.[20] Later, he withdrew as lead plaintiff for personal reasons.[21] Thereafter, following motions to be appointed as lead plaintiff to replace Mr. Mazza, the Minami family and Local 144 Nursing Home Pension Fund were appointed co-lead plaintiffs.[22] The Minami family's losses of $900,000 were the greatest among the other petitioners, and Local 144's losses of $600,000 were deemed to qualify it as co-lead plaintiff.[23] They each had their own choice of counsel: Firm *B* for the Minami family and Firm *C* for Local 144.[24] Both requests were approved by the court, with the effect that the Firm *A* ceased to be engaged in the suit[25] and could only watch from the sidelines as the parties entered into a subsequent settlement that ultimately resulted in the new class counsel being awarded $27.6 million.[26] Thus, who is the lead plaintiff matters, and matters a lot, to the attorneys who seek to represent the class.

Because class counsel appointments depend upon who is selected as the lead plaintiff,[27] the lead plaintiff provision effectively stimulates a tournament among competing attorneys to identify themselves with investors whose losses are so significant that they may qualify as the most adequate plaintiff. As such, the lead plaintiff provision has not eliminated the strong

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aggregation to avoid lawyers assembling groups in ways that restore control over the litigation to themselves).

17. Section 78u-4(a)(3)(B)(V).

18. Fed. Sec. L. Rep. (CCH) ¶ 91,632 (E.D. Va. 2001).

19. *Id.* at 97,736 n.10

20. *Id.*

21. *Id.*

22. *Id.*

23. *Id.*

24. *Id.*

25. *Id.*

26. *Id.* at 97,740 n.37.

27. And, with the decision in *In re Cendant Corp. Sec. Litig.*, 264 F.3d 201 (3d Cir. 2001), the lead plaintiff is all the more important in identifying who will be class council. *Cendant* held that in most instances where the court has appointed a lead plaintiff, it would be inappropriate for the trial court to select counsel through a competitive bidding process. Prior to *Cendant*, many courts severed the process of appointing lead plaintiff from the selection of counsel and discharged the latter responsibility by inviting interested firms to engage in competitive bidding. *See generally* Fisch, *supra* note 16, at 78–95.

interest of class counsel in the initiation of securities class actions; they remain lawyer-driven notwithstanding the PSLRA.[28]

Table 1 presents the results of our search of the Westlaw ALLFED library database for opinions bearing on courts' appointments of lead plaintiffs. Between January 1, 1996, and December 15, 2001, we found thirty-six reported opinions dealing with the presiding court's selection of a lead plaintiff.

Table 1

SUMMARY OF FIVE-YEAR HISTORY OF SELECTING LEAD PLAINTIFF

Cases without an Institutional Petitioner	11
Cases with Competing Institutional Petitioners	12
Cases with Single Institutional Petitioner and Institutional Petitioner Selected	8
Individual/Group Selected Over Institution	5

The above data seems to show that when there is a contest between a financial institution and an individual, or group of individuals, vying to be the lead plaintiff, the institution generally is determined to be the most adequate plaintiff. In twenty out of twenty-five cases where institutions applied to be lead plaintiffs, they were selected. However, our curiosity is piqued by the absence of a petitioning institutional investor in one-third of our sample. We also wonder what happened in the five instances in which the court selected a group of individuals over the petitioning institution.

Our intuition is that, on average, institutional investors are more likely to trade significantly larger blocks of shares than individuals over time. We further speculate that institutional trading overall is more likely to represent a significant percentage of the trading in a company's shares during the class action interval in a securities fraud settlement. If this so, why then do we see that in a significant portion of the reported decisions appointing a lead plaintiff, there is not any financial institution seeking to represent the class? And, in the few instances where a group of individuals was preferred over a petitioning financial institution, why were they preferred? Why were there not other financial institutions who sought to be appointed that had larger losses, larger than both those of the institution that did petition and also those

28. *See, e.g.*, In re Razorfish, Inc. Sec. Litig., 143 F. Supp.2d 304 (S.D.N.Y. 2001) (describing the contest among law firms who competed to be counsel for a securities class action by advancing their respective candidates to be the lead plaintiff. The court concluded that "the instant case illustrates . . . securities class litigation continues to be lawyer-driven in material respects and the reforms Congress contemplated in the Reform Act can be achieved, if at all, only with some help from the courts"). *Id.* at 307.

of the group of individuals ultimately appointed lead counsel?

In section IV, we further address these concerns indirectly, by examining another phenomenon: whether institutions not only fail to step up to be a lead plaintiff, but whether they also fail to submit claims to the settlement administrator who is dispensing funds from settled securities class actions. However, we first need to make clear the institutional investors' obligations, or lack thereof, to file suit or make claims in these cases.

II. THE INSTITUTIONAL INVESTOR AS A FIDUCIARY

What are the legal compulsions for the institutional investor to petition to be a lead plaintiff? To file a claim in a settled case? Should the institutional investor on both counts just stay in bed? When the institutional investor, such as an investment bank, acts for its own account, it has no obligation except the general social obligation to take care of itself without being a burden to others. Thus, it might refuse to harness its self-interest to the prosecution of the securities class action. And should it choose not to file a claim when the case is settled, its slovenly action is celebrated by other class members because there is more money to distribute to them. However, typically institutional investors are acting as representatives for others. As such, they are easily classified as fiduciaries. The source of this obligation varies from institution to institution, but as will be seen, their obligation to file claims in settled securities class actions appears not to vary. This fiduciary command, however, falls on the fund's managers, not on the institution itself.[29]

A. Private Pension Funds

Since 1974, the fount of private pension funds managers' fiduciary obligations has been the Employee Retirement Income Security Act (ERISA), which, among other features, sets forth certain fiduciary obligations.[30] The fiduciary obligation provisions of ERISA are a central aspect of its protections of employee benefit rights.[31] The exact boundaries of ERISA's fiduciary requirements are decided within its broad command in

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29. *See* Weiss & Beckerman, *supra* note 6, at 2112 ("It is the managers of the institutional investors, not the institutions themselves, that are fiduciaries."). On the general topic of the fiduciary responsibilities of the institution as a lead plaintiff, see Craig C. Martin & Mathew H. Metcalf, *The Fiduciary Duties of Institutional Investors in Securities Litigation*, 56 BUS. LAW. 1381 (2001).

30. *See* 29 U.S.C §§ 1001-1344 (2001).

31. *See generally* Deborah A. Geier, *ERISA: Punitive Damages for Breach of Fiduciary Duty*, 35 CASE W. RES. 743, 746 (1985). The Act's duties extend not only to one who exercises control over the fund, but also to those who render advice. *Id.* at 747-48.

section 404 that imposes on managers a duty to use the degree of skill, care, and prudence of a reasonable person "in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims."[32] Though this standard has a similar ring to that found in everyday tort law decisions, it is generally understood that ERISA is even more exacting in its demands than what prevails at common law.[33] ERISA also imposes an affirmative obligation of loyalty on fund managers by its requirement that these plan fiduciaries must discharge their duties solely in the interests of the fund's participants and beneficiaries.[34]

The fiduciary duty embodied in ERISA can be traced to the common law of trusts and therefore embodies the obligation to preserve and maintain fund assets.[35] It is on this foundation that Professors Weiss and Beckerman extrapolate an obligation for fund managers to consider initiating suit where necessary to protect, maintain, or reclaim fund property that is the subject of their trust.[36] Pursuit, however, is not mandated if the manager's decision not to act is reasonably based. Thus, in *McMahon v. McDowell*, the court held an ERISA fiduciary did not breach its duty to the fund by failing to take steps to enforce a claim, and could even abandon the claim, if the fiduciary reasonably believed that action would be futile.[37]

This holding has significant implications for our interpretation of PSLRA's provisions. Because the PSLRA bars discovery prior to the court's consideration of the defendants' motion to dismiss, the information bearing on the suit's merits that is available even to the most sophisticated investor is extremely limited.[38] Hence, to the extent there are nontrivial costs to an institution from petitioning to become a lead plaintiff, not to mention the uncertainty of whether the institution will be selected, these costs may weigh more heavily than the expected benefits to the institution from the suit, not to mention its participation in the suit. Thus, though the private pension fund's managers may theoretically face liability for imprudently assessing whether to serve as a lead plaintiff for a securities class action claim, there would be

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32. 29 U.S.C. § 1104.

33. *See, e.g.*, Susan J. Stabile, *Pension Plan Investments in Employer Securities: More Is Not Always Better*, 15 YALE J. ON REG. 61, 71 (1998).

34. 29 U.S.C. § 1104. The force of each of these duties is underscored by ERISA's provision that damages or equitable relief can be sought against any fiduciary who breaches his or her duties under the Act. *See* 29 U.S.C. § 1109(a).

35. *See, e.g.*, Central States Southeast & Southwest Areas Pension Fund v. Cent. Trans., Inc., 472 U.S. 559 (1985).

36. *See* Weiss & Beckerman, *supra* note 6, at 2116.

37. 794 F.2d 100, 110 (3d Cir. 1986).

38. Randall S. Thomas & Kenneth J. Martin, *Using State Inspection Statutes for Discovery in Federal Securities Fraud Action*, 77 B.U. L. REV. 69, 71 (1997).

many potential justifications for them to assume a posture of rational apathy. However, with respect to failing to submit a claim to an administrator in a settled action for proven losses, we think there would be far fewer instances in which apathy would be a reasonable response to its fiduciary obligations.[39]

B. Public Pension Funds

Though nonfederal public pension funds are specifically exempted from ERISA,[40] the fiduciary obligations that apply to public pension fund managers are no less demanding than the ERISA standards for our purposes. State pension funds are governed by the general state laws pertaining to trusts and investments. In addition, there are special pension fund legislative requirements at the state, county, and even municipal levels.[41] For example, California sets forth fiduciary obligations for its retirement pension fund in its Constitution, embracing a standard very similar to that found in ERISA.[42] By contrast, New York does not have either a constitutional or statutory standard, but because such managers are deemed trustees, they are subject to the common law fiduciary standard that applies to trustees generally.[43] Furthermore, a detailed list of similar fiduciary principles is set forth in the Uniform Management of Public Employee Retirement Systems Act that has now been adopted in sixteen states.[44] Because of the great similarity in the

39. *See* Weiss & Beckerman, *supra* note 6, at 2117. To be sure, if the expected payment from the fund was dwarfed by the cost to prepare and submit the claim, the fiduciary, consistent with its fiduciary obligations, could choose not to submit the claim. Beyond this limited instance, it would be difficult to envision bases that would be consistent with the fiduciary being rationally apathetic.

40. *See* 29 U.S.C. § 1003(b)(1) (2001).

41. *See generally* BETTY LINN KRIKORIAN, FIDUCIARY STANDARDS IN PENSION AND TRUST FUND MANAGEMENT (1989).

42. *See* CAL. CONST. art. XVI § 17(c) (2001) ("[D]ischarge their duties . . . with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with these matters would use in the conduct of an enterprise of a like character and with like aims.").

43. *See* Krikorian, *supra* note 41, at 346. *See also* N.Y. RETIRE. & SOC. SEC. LAW §§ 176-79 (McKinney 2001).

44. A trustee or other fiduciary shall discharge duties with respect to a retirement system:

(1) solely in the interest of the participants and beneficiaries;

(2) for the exclusive purpose of providing benefits to participants and beneficiaries and paying reasonable expenses of administering the system;

(3) with the care, skill, and caution under the circumstances then prevailing which a prudent person acting in a like capacity and familiar with those matters would use in the conduct of an activity of like character and purpose,

(4) impartially, taking into account any differing interests of participants and beneficiaries;

(5) incurring only costs that are appropriate and reasonable; and

(6) in accordance with a good-faith interpretation of the law governing the retirement program and

functions performed by public pension fund managers and private pension fund managers, and because of the nearly identical scope of their fiduciary obligations, there is every reason to expect that the obligations of public pension fund managers with respect to pursuing a securities claim will be the same as that for private pension fund managers.[45]

C. *Mutual Fund Managers*

The Investment Company Act of 1940[46] sought to protect investors in registered mutual funds by, among other steps, imposing on the fund advisors and their directors certain fiduciary obligations, as well as by creating a wide range of prophylactic requirements.[47] In addition to the fiduciary obligations imposed by the Investment Company Act, advisors are subject to the demands of the Investment Advisers Act of 1940.[48] Furthermore, the Investment Company Act does not preempt state law fiduciary standards that apply generally to officers and directors of mutual fund companies,[49] so the directors and managers of mutual funds have the same fiduciary obligations to their shareholders as do directors and managers of other corporations.[50] Of special interest here is that the fund's advisor, a vendor of services to the mutual fund company, is seen as having a fiduciary obligation to the fund and to the fund's shareholders.[51] In this respect, mutual funds are quite different from, say, General Motors, whose various suppliers of services and goods are not deemed to have a fiduciary relationship to General Motors'

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system.

The Uniform Management of Public Employee Retirement Systems Act § 7 (1997), *available at* http://www.law.upenn.edu/bll/ulc/ulc_frame.htm (visited Feb. 9, 2002). Section 11 of the Act imposes personal liability upon fiduciaries who breach an obligation under the Act.

45. The Uniform Act's obligations are derived from ERISA and the law of trusts. *See* Steven L. Willborn, *Public Pensions and the Uniform Management of Public Employee Retirement Systems Act*, 51 RUTGERS L. REV. 141, 145 (1998).

46. 15 U.S.C. § 80a-1 et seq. (2001).

47. *Id.*

48. 15 U.S.C. § 80b-1 *et seq.* (2001).

49. *See* Green v. Fund Asset Mgmt., L.P., 245 F.3d 214, 225-26 (3d Cir. 2001) (holding that Congress did not intend by enacting section 36(b) of the Investment Company Act authorizing suits for excessive management fees to preempt state law fiduciary principles that apply to the directors' decision to award excessive compensation).

50. *See generally* Symposium Panel, *Mutual Fund Regulation in the Next Millennium: I. Fund Governance*, 44 N.Y.L. SCH. L. REV. 431 (2001).

51. *See* TAMAR FRANKEL, THE REGULATION OF MONEY MANAGERS: THE INVESTMENT COMPANY ACT AND THE INVESTMENT ADVISORS ACT 343 (2000) (suggesting that an advisor has a fiduciary relationship that calls for it to act primarily for the benefit of the other in matters connected to its undertaking). The advisor's duties are determined in this regard by reference to the principles of common law regarding agents, and, because they are closely analogous to brokers, advisors are subject to more demanding standards than agents. *Id.* at 372.

stockholders.

So understood, the mutual fund's directors, officers, and advisors are all subject to a fiduciary duty to not act negligently, although negligence in this context involves some element of intent such that the standard is more akin to that of recklessness.[52] Nevertheless, the objective standard applied remains that of the level of skill and prudence that the reasonable person would exercise in a similar undertaking for a similar institution.[53]

D. Insurance Company Managers

Insurance companies are exempt from the Investment Company Act[54] and are instead regulated by state insurance codes and commissioners.[55] Most states do not impose a fiduciary obligation on insurance companies to their policyholders; fiduciary duties do exist on the part of directors and officers to shareholders for nonmutual insurance companies.[56] This said, some courts nevertheless have recognized that some functions are trustee-like and have imposed fiduciary obligations on the insurance company's management when performing tasks such as collecting premiums and managing company funds.[57] Under this view, imprudence in pursuing assets that belong to the insurance company would constitute a breach of fiduciary duties if company reserves are reduced because of management's lack of prudence.

When the insurance company has stockholders, the fiduciary demands on its directors and officers should be the same as with any corporation. Subsumed within the corporate directors' and officers' fiduciary obligations is the duty to be attentive to acts or practices that will harm the corporation.[58]

---

52. *Id* at 645-46.

53. *Id.* at 657-58.

54. *See* Section 3(c)(3), 15 U.S.C. § 80a-3(c)(3) (2001).

55. This arrangement reflects the impact of the McCarran-Ferguson Act, 15 U.S.C. §§ 1011-1015 (2001), which exempts insurance companies from most federal regulatory provisions, except the antitrust laws.

56. *See* Theodore Allegaert, Comment, *Derivative Actions by Policyholders on Behalf of Mutual Insurance Companies*, 63 U. CHI. L. REV. 1063, 1071 (1996).

> The relationship between mutual insurance policyholders and their company derives historically from statutes under which mutual companies are chartered and from the contractual terms of issued policies. Incident to membership in a mutual company, the policyholder acquires certain proprietary interests, yet these interests are not fiduciary and certainly are not akin to partnership. In addition, membership places the policyholders in a creditor-like contractual relationship with the company.

Id.

57. *See generally id.* at 1072.

58. Consider here the observation of *In re Caremark Int'l, Inc., Derivative Litigation* by Chancellor William Allen:

> [A] director's obligation includes a duty to attempt in good faith to assure that a corporation



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

June 9, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 1 2005
WASH. D.C.
190
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-060905SEC.doc
060905 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Consolidated Amended Complaint** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health
Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated,	Civil Action No. 04cv2587 (Consolidated)
Plaintiff,	Judge Keith P. Ellison
vs.	
AIM MANAGEMENT GROUP, INC., et al.,	
Defendants.	

CONSOLIDATED AMENDED COMPLAINT

1. Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, media reports, news articles, academic literature and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

I. NATURE OF THE ACTION

2. Plaintiffs bring this action as a class action on behalf of shareholders in mutual funds belonging to the AIM Advisors, Inc. ("AIM") and INVESCO Funds Group, Inc. ("INVESCO") families of mutual funds, including AIM and INVESCO mutual funds (collectively, the "AIM/INVESCO Funds"), and derivatively on behalf of the AIM/INVESCO Funds, against the AIM/INVESCO Funds' investment advisers, corporate parents and directors.

3. This Complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AIM/INVESCO Fund shareholders to pay brokers to aggressively push AIM/INVESCO Funds, and that the Investment Adviser Defendants concealed such payments from shareholders by disguising them as brokerage commissions. Such brokerage commissions, though payable from shareholders' assets, are not disclosed to shareholders in the AIM/INVESCO Funds public filings or elsewhere.

4. Thus, AIM/INVESCO Fund shareholders purchased AIM/INVESCO Funds from brokers who received undisclosed payments from the Investment Adviser Defendants to push AIM/INVESCO Funds over other mutual funds and who, therefore, had undisclosed conflicts of interest. Then, once invested in one or more of the AIM/INVESCO Funds, AIM/INVESCO Fund shareholders were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AIM/INVESCO Funds to other brokerage clients.

5. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of AIM/INVESCO Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of AIM/INVESCO Fund shareholders grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the AIM/INVESCO Funds assets they were creating economies of scale that inured to the benefit of shareholders but, in truth and in fact, AIM/INVESCO Fund shareholders received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the AIM/INVESCO Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the AIM/INVESCO Fund shareholders to finance their ongoing aggressive marketing campaign.

6. Defendants were motivated to engage in this hidden plan of charging excessive fees to AIM/INVESCO Fund shareholders to capitalize on inducing brokers to steer shareholders into AIM/INVESCO Funds. The fees defendants collected for managing and advising the AIM/INVESCO Funds were calculated as a percentage of the Funds' value and, therefore, increased as the assets invested in the AIM/INVESCO Funds grew. While the AIM/INVESCO investment advisers and their affiliates thus benefited from the increase in Fund assets, neither the Funds nor the Fund shareholders benefited from expanding the size of the Funds.

7. Defendants' practice of charging excessive fees, commissions and expenses to AIM/INVESCO Fund shareholders to pay and induce brokers to steer investors into AIM/INVESCO Funds necessarily created material insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but, in fact, were only concerned with their pay-offs from the AIM/INVESCO investment advisers and their affiliates.

8. The practice of charging excessive fees and commissions also created material and insurmountable conflicts of interest for the investment advisers to the AIM/INVESCO Funds who had a duty to act in the best interests of fund shareholders, but were, in fact, primarily concerned with siphoning fees from AIM/INVESCO Fund shareholders to induce brokers to increase artificially the amount of investment in AIM/INVESCO Funds.

9. The AIM/INVESCO Funds directors, who purported to be watchdogs for AIM/INVESCO Fund shareholders, permitted this conduct to occur. Although each AIM/INVESCO Fund was nominally governed by a Board of Directors[1] ("Board") throughout the Class Period, these directors were selected and nominated not by the shareholders of the funds themselves, but by AIM and INVESCO. These individuals served on multiple fund boards

[1] As used herein, "director" means either director or trustee, as applicable, consistent with Investment Company Act Section 2(a)(12), 15 U.S.C. § 80a-2(a)(12).

advised by AIM and INVESCO and owed their positions, along with the substantial compensation they received as a result, to AIM and INVESCO. As a result, these directors suffered from disabling conflicts of interest that precluded them from discharging their fiduciary duties of care, loyalty, good faith and candor, which should have included enforcing AIM and INVESCO's various stated policies related to the collection and distribution of fees as described to AIM/INVESCO Fund shareholders in various documents, including AIM/INVESCO Funds Annual Reports, Semi-Annual Reports and Prospectuses, and otherwise acting to safeguard the best interests of innocent shareholders in the AIM/INVESCO Funds, including Plaintiffs.

10. Recently, as a result of the conduct complained of herein, the mutual fund industry has been the subject of intense regulatory scrutiny and regulatory action. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

Jonathan Peterson, *Markets; Senate Panel Chides Fund Industry*, Los Angeles Times, January 28, 2004, at C4.

11. Along these lines, the interests of AIM/INVESCO Fund shareholders were subordinated to those of the AIM/INVESCO investment advisers and their affiliates during the Class Period. In fact, in a September 7, 2004 press release issued in connection with a $400 million settlement, ***including a $75 million reduction in fees***, between governmental regulators and AMVESCAP PLC subsidiaries INVESCO and AIM stemming from other misconduct with respect to the AIM/INVESCO Funds by defendants, Charles W. Brady, Executive Chairman of AMVESCAP PLC, confessed that AIM/INVESCO Fund shareholders' interests had been

disregarded in favor of the interests of AMVESCAP PLC, and its subsidiaries during the Class Period:

> "We deeply regret ***the harm done to fund shareholders. . . . Our fundamental commitment has been – and must continue to be – to uphold our clients' trust by putting their interests first.*** It has been painful for AMVESCAP employees at all levels to learn that ***these core values were not always upheld, impacting our customers*** and damaging the reputation of our company."

Press Release, AMVESCAP, AMVESCAP PLC Announces Agreements With SEC, New York, Colorado, Georgia (Sept. 7, 2004) (on file with author), *available at* http://www.aiminvestments .com/pdf/AMVESCAP_message_090704.pdf (emphasis added).

12. Indeed, defendants - as operators and overseers of the AIM/INVESCO Funds - are currently the subject of widespread and intensive regulatory investigations related to excessive or improper advisory and distribution fees and mutual fund sales practices, including revenue sharing and directed brokerage arrangements. Among the governmental regulators investigating INVESCO and/or AIM and certain of their affiliates and/or officers for the practices detailed throughout the Complaint are: the SEC, the NASD, Inc. ("NASD"), the Florida Department of Financial Services, the Attorney General of the State of West Virginia, the West Virginia Securities Commission, the Bureau of Securities of the State of New Jersey, the United States Department of Labor ("DOL"), the Department of Banking for the State of Connecticut, the Internal Revenue Service, the United States Attorney's Office for the Southern District of New York, the United States Attorney's Office for the Central District of California, the United States Attorney's Office for the District of Massachusetts, the Massachusetts Securities Division, the U.S. Postal Inspection Service and the Commodity Futures Trading Commission. *See* AIM Advisors, Inc., *Settled Enforcement Actions and Investigations Related*

to Market Timing (2005), *available at* http://www.aiminvestments.com/navigation/gateway ?CGI_PATH=/pdf/litigationsummary_050305.pdf.

13. By engaging in the conduct alleged herein, AIM and INVESCO, and the defendant entities that control and support them, during the period between March 11, 1999 and May 10, 2004, inclusive, (the "Class Period") breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties to a class ("Class") of all persons or entities who held one or more shares or other ownership units of AIM/INVESCO Funds, as set forth in Appendix A attached hereto. Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign and increase their profits, they made material omissions and untrue statements of material fact in fund registration statements and other AIM/INVESCO Fund documents filed with the SEC and provided to shareholders with respect to the procedure for determining the amount of fees payable to AIM and INVESCO and with respect to the improper uses to which the fees were put. Additionally, the AIM/INVESCO Funds Directors breached their common law fiduciary duties to the AIM/INVESCO Fund shareholders by allowing the improper conduct alleged herein to occur and harm AIM/INVESCO Fund shareholders.

II. JURISDICTION AND VENUE

14. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§ 80b-6 and 80b-15, and common law.

15. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1331, 1337, 1391(b). This action is also brought under the doctrine of pendant and supplemental jurisdiction.

16. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendants AIM Management Group Inc. and AIM were at all relevant times, and still are, headquartered in this District.

17. In connection with the acts alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

III. PARTIES

A. Plaintiffs

18. Plaintiff Joy D. Beasley ("Beasley") held during the Class Period and continues to own shares or units of the AIM Basic Value Fund and has been damaged by the conduct alleged herein.

19. Plaintiff Sheila McDaid ("McDaid") held during the Class Period and continues to own shares or units of the INVESCO Technology Fund and has been damaged by the conduct alleged herein.

20. Plaintiff City of Chicago Deferred Compensation Plan ("Chicago") is a municipal deferred compensation plan located in Chicago, Illinois. Chicago was formed pursuant to Section 457 of the United States Internal Revenue Code (26 U.S.C. § 457) for the benefit of the

current and retired employees of the City of Chicago and their beneficiaries. Chicago held during the Class Period shares or units of the INVESCO Dynamics Fund and the AIM Constellation Fund and has been damaged by the conduct alleged herein.

21. Plaintiff Richard Tim Boyce ("Boyce") held during the Class Period shares or units of the AIM European Fund (f/k/a INVESCO European Fund) and has been damaged by the conduct alleged herein.

22. Plaintiff Robert P. Apa ("R. Apa") held during the Class Period and continues to own shares or units of the AIM European Growth Fund, AIM Group Value Fund, and AIM Weingarten Fund and has been damaged by the conduct alleged herein.

23. Plaintiff Suzanne K. Apa ("S. Apa") held during the Class Period and continues to own shares or units of the AIM European Growth Fund and has been damaged by the conduct alleged herein.

24. Plaintiff Marina Berti ("Berti") held during the Class Period shares or units of the AIM Premier Equity Fund and AIM Mid Cap Core Equity Fund and has been damaged by the conduct alleged herein.

25. Plaintiff Khanh Dinh ("Dinh") held during the Class Period shares or units of the AIM Constellation Fund and has been damaged by the conduct alleged herein.

26. Plaintiff Frank Kendrick ("Kendrick") held during the Class Period shares or units of the AIM Weingarten Fund and AIM Basic Value Fund, and has been damaged by the conduct alleged herein.

27. Plaintiff Edward A. Krezel ("Krezel") held during the Class Period shares or units of the AIM Basic Value Fund and has been damaged by the conduct alleged herein.

28. Plaintiff Dan B. Lesiuk ("Lesiuk") held during the Class Period shares or units of the AIM Basic Value Fund and has been damaged by the conduct alleged herein.

29. Plaintiff John B. Perkins ("Perkins") held during the Class Period and continues to own shares or units of the AIM Basic Value Fund and has been damaged by the conduct alleged herein.

30. Plaintiff J. Doris Willson ("Willson") held during the Class Period shares or units of the AIM Premier Equity Fund and INVESCO Dynamics Fund, and has been damaged by the conduct alleged herein.

31. Plaintiff Robert W. Wood ("Wood") held during the Class Period shares or units of the AIM Select Equity Fund and has been damaged by the conduct alleged herein.

32. Plaintiff Bob J. Fry ("B. Fry") held during the Class Period shares or units of the INVESCO Worldwide Communications Fund, INVESCO European Fund and INVESCO Telecommunications Fund, and has been damaged by the conduct alleged herein.

33. Plaintiff Janice R. Fry ("J. Fry") held during the Class Period shares or units of the INVESCO Telecommunications Fund, INVESCO European Fund, INVESCO Financial Services Fund, INVESCO Health Sciences Fund, INVESCO Worldwide Communications Fund, and INVESCO Technology Fund, and has been damaged by the conduct alleged herein.

34. Plaintiff James P. Hayes ("Hayes") held during the Class Period shares or units of the AIM Aggressive Growth Fund, AIM Global Aggressive Growth Fund, AIM Group Value Fund, AIM Capital Development Fund, AIM Charter Fund and AIM Group Income Fund, and has been damaged by the conduct alleged herein.

35. Plaintiff Virginia L. Magbual ("Magbual") held during the Class Period shares or units of the INVESCO Leisure Fund and has been damaged by the conduct alleged herein.

36. Plaintiff Henry W. Meyer ("Meyer") held during the Class Period shares or units of the AIM Balanced Fund, AIM Constellation Fund and AIM Large Cap Growth Fund, and has been damaged by the conduct alleged herein.

37. Plaintiff George Robert Perry ("Perry") held during the Class Period shares or units of the INVESCO Financial Services Fund and has been damaged by the conduct alleged herein.

38. Plaintiff Harvey R. Bendix ("Bendix") held during the Class Period and continues to own shares or units of the INVESCO Leisure Fund and has been damaged by the conduct alleged herein.

39. Plaintiff Cvetan Georgiev ("Georgiev") held during the Class Period and continues to own shares or units of the AIM VI Capital Appreciation Fund and has been damaged by the conduct alleged herein.

40. Plaintiff David M. Lucoff ("Lucoff") held during the Class Period shares or units of the AIM Basic Value Fund and the AIM Constellation Fund and continues to own shares or units of the AIM Capital Development Fund, and has been damaged by the conduct alleged herein.

41. Plaintiff Michael E. Parmalee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, ("Drayer Residual Trust") held during the Class Period shares or units of the AIM Floating Rate Fund and has been damaged by the conduct alleged herein.

42. Plaintiff Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust, ("Stephenson Trust") held during the Class Period shares or units of the AIM Limited Maturity Treasury Fund and has been damaged by the conduct alleged herein.

43. Plaintiff Kehlbeck Trust Dtd 1-25-93, Billy B. Kehlbeck and Donna J. Kehlbeck, TTEES, ("Kehlbeck Trust") held during the Class Period shares or units of the AIM Large Cap Growth Fund and the AIM Blue Chip Fund, and has been damaged by the conduct alleged herein.

B. The AIM/INVESCO Defendants

44. Nonparty AMVESCAP PLC is one of the largest independent global investment managers in the world, with more than $375 billion in assets under management as of March 31, 2005. AMVESCAP PLC is the ultimate parent of defendants AIM, INVESCO and AIM Management Group Inc.

45. Defendant AIM Management Group Inc. ("AMG") is an affiliate of AMVESCAP PLC and the parent company of AIM. AMG is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

1. The Investment Adviser Defendants

46. Defendant INVESCO is an indirect wholly-owned subsidiary of AMVESCAP PLC located at 4350 S. Monaco Street, Denver, Colorado 80237, and was at all relevant times the investment adviser to the INVESCO Funds. INVESCO collected during the Class Period various forms of compensation for "managing" and "advising" the INVESCO Funds, including millions of dollars in advisory, distribution, 12b-1 and other fees as a percentage of assets under management.

(a) On November 25, 2003, AIM succeeded INVESCO as the investment adviser to the INVESCO Funds other than INVESCO Variable Investment Funds, Inc. ("IVIF"). AIM replaced INVESCO as the adviser for IVIF in April 2004.

(b) As a result of the transition of investment adviser for the INVESCO Funds from INVESCO to AIM, as of October 15, 2004 each of the INVESCO Funds that is the subject of this action was re-branded as an AIM Fund, as set forth in Appendix A. According to a *Washington Post* article entitled "Problems? Try A New Name; Some Funds Look To Change The Way Investors See Them," dated September 17, 2004, the INVESCO name was dropped principally because of the immense negative publicity generated by the scandals in which INVESCO has been involved and the related regulatory investigations and settlements.

47. Defendant AIM serves as investment adviser to, among other entities, the AIM/INVESCO Funds. AIM collected during the Class Period, and continues to collect, various forms of compensation for "managing" and "advising" the AIM Funds, including millions of dollars in advisory, distribution, 12b-1 and other fees as a percentage of assets under management. For example, during the fiscal year 2003, AIM received compensation of approximately .67% of average daily net assets under management for advisory fees alone. AIM, together with its subsidiaries, managed or advised over 155 funds or portfolios, including over 70 "retail" funds with $131 billion in assets under management as of March 31, 2005. AIM is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

48. INVESCO and AIM are referred to collectively herein as the "Investment Adviser Defendants."

49. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

50. Throughout the Class Period, the Investment Adviser Defendants, and/or their subsidiaries or affiliates, were responsible for performing virtually all critical functions and the day-to-day management of the AIM/INVESCO Funds, including: (i) selling shares in the funds to the public; (ii) performing all "back-office" operations; (iii) determining the Net Asset Value ("NAV") of the funds on a daily basis; (iv) directing and controlling the investments in the funds; (v) ensuring that the investment policies of the funds are observed; (vi) enforcing the policies of the funds, including activities that could be detrimental to fund shareholders; and (vii) otherwise managing the day-to-day activities of the funds.

2. The Distributor Defendants

51. Defendant AIM Distributors, Inc. ("ADI"), a private subsidiary of AMG and a broker-dealer registered with the SEC, serves as the principal underwriter of each of the AIM/INVESCO Funds and was paid fees out of the assets of the AIM Funds during the Class Period. ADI is located at 11 Greenway Plaza, Suite 800, Houston, Texas 77046.

52. Defendant INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO. IDI is a broker-dealer registered with the SEC and served as the principal underwriter of each the INVESCO Funds and was paid fees out of the assets of the INVESCO Funds during the Class Period. IDI is located at 4350 South Monaco Street, Denver, Colorado 80237.

53. ADI and IDI are collectively referred to herein as the "Distributor Defendants."

3. Nominal Defendants: The AIM/INVESCO Funds

54. The Nominal Defendants are the AIM/INVESCO Funds, as identified in the list annexed hereto as Appendix A, and all trusts and corporations that comprised the AIM/INVESCO Funds that were advised and managed by INVESCO and/or AIM during the Class Period. The Nominal Defendants are named as such to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

55. The AIM/INVESCO Funds offer multiple classes of shares, with each class representing a *pro rata* interest in each AIM/INVESCO Fund. AIM/INVESCO Fund shares are issued to AIM/INVESCO Fund shareholders pursuant to Prospectuses that must comply with the federal securities laws, including the Investment Company Act. All of the Prospectuses are substantially the same on the matters relevant to this litigation.

56. All of the AIM/INVESCO Funds are alter egos of one another. The AIM/INVESCO Funds are essentially pools of investor assets that are managed and administered by a common body of officers and employees of AIM and/or INVESCO who administer the AIM/INVESCO Funds generally. The AIM/INVESCO Funds have no independent will and are totally dominated by the Investment Adviser Defendants and the common body of directors established by Investment Adviser Defendants. Thus, in substance, the AIM/INVESCO Funds function as components of one unitary organization.

57. All AIM/INVESCO Funds throughout the Class Period shared the same affiliated companies as their investment advisers and shared either IDI or ADI as their principal underwriter and distributor. Currently, all of the AIM/INVESCO Funds share the same investment adviser, AIM, and the same distributor, ADI. Additionally, the defendants pool together fees and expenses collected from the AIM/INVESCO Fund shareholders, and as a result the AIM/INVESCO Funds share expenses with one another.

4. The Director Defendants

58. Each of the AIM/INVESCO Funds had, during the Class Period, a Board charged with representing the interests of the shareholders in one or a series of the AIM/INVESCO Funds. The members of those Boards are, as defined herein, the Director Defendants. The AIM Director Defendants and the INVESCO Director Defendants, as defined immediately below, are referred to collectively herein as the "Director Defendants."

(a) The AIM Director Defendants

59. The following defendants were directors of the AIM Funds and/or the trusts or entities that consisted of the AIM Funds during the Class Period:

(a) Defendant Robert H. Graham ("Graham") was a director and Chairman of AMG during the Class Period. Graham is an interested person of the AIM/INVESCO Funds within the meaning of Investment Company Act Section 2(a)(19)(A) (15 U.S.C. § 80a-2(a)(19)(A)) because he is also a director of AMVESCAP PLC, the parent of the AIM and AMG.

(b) Defendant Mark H. Williamson ("Williamson") was a director, President and Chief Executive Officer ("CEO") of AMG during the Class Period. Williamson was also CEO of INVESCO and IDI during the Class Period. Williamson is an interested person of the AIM/INVESCO Funds within the meaning of Investment Company Act Section 2(a)(19)(A) (15 U.S.C. § 80a-2(a)(19)(A)) because he is also an officer and director of AIM and AMG.

(c) Defendant Frank S. Bayley ("Bayley") was a director during the Class Period. Bayley received compensation totaling $150,000 for the year ended December 31, 2002.

(d) Defendant Bruce L. Crockett ("Crockett") was a director during the Class Period. Crockett received compensation totaling $149,000 for the year ended December 31, 2002.

(e) Defendant Albert R. Dowden ("Dowden") was a director during the Class Period. Dowden received compensation totaling $150,000 for the year ended December 31, 2002.

(f) Defendant Edward K. Dunn, Jr. ("Dunn") was a director during the Class Period. Dunn received compensation totaling $149,000 for the year ended December 31, 2002.

(g) Defendant Jack M. Fields ("Fields") was a director during the Class Period. Fields received compensation totaling $153,000 for the year ended December 31, 2002.

(h) Defendant Carl Frischling ("Frischling") was a director during the Class Period. Frischling received compensation totaling $150,000 for the year ended December 31, 2002.

(i) Defendant Prema Mathai-Davis ("Mathai-Davis") was a director during the Class Period. Mathai-Davis received compensation totaling $150,000 for the year ended December 31, 2002.

(j) Defendant Lewis F. Pennock ("Pennock") was a director during the Class Period. Pennock received compensation totaling $154,000 for the year ended December 31, 2002.

(k) Defendant Ruth H. Quigley ("Quigley") was a director during the Class Period. Quigley received compensation totaling $153,000 for the year ended December 31, 2002.

(l) Defendant Louis S. Sklar ("Sklar") was a director during the Class Period. Sklar received compensation totaling $153,000 for the year ended December 31, 2002.

(m) Defendants Graham, Williamson, Bayley, Crockett, Dowden, Dunn, Fields, Frischling, Mathai-Davis, Pennock, Quigley, and Sklar are referred to collectively herein as the "AIM Director Defendants." As of May 2004, each of the AIM Director Defendants oversaw at least 112 separate AIM/INVESCO Funds or "portfolios." The AIM Director Defendants' business address is 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

(b) The INVESCO Director Defendants

60. The following defendants were directors of the INVESCO Funds and/or the trusts or entities that consisted of the INVESCO Funds during the Class Period:

(a) Defendant Fred A. Deering ("Deering") was Vice Chairman of the Board during the Class Period. Deering also served as a member of the Executive, Audit, Valuation, Legal, Insurance, and Nominating Committees during the Class Period. During the fiscal year ended July 31, 2002, Deering received compensation totaling $116,000.

(b) Defendant Victor L. Andrews, Ph.D. ("Andrews") was a director during the Class Period. Andrews also served as a member of the Investments and Management Liaison, Derivatives, Compensation, and Retirement Plan Committees during the Class Period. During the fiscal year ended July 31, 2002, Andrews received compensation totaling $99,700.

(c) Defendant Bob R. Baker ("Baker") was a director during the Class Period. Baker also served as a member of the Executive, Valuation, Investments and Management Liaison, Brokerage, Nominating, Compensation, and Retirement Plan Committees during the Class Period. During the fiscal year ended July 31, 2002, Baker received compensation totaling $102,700.

(d) Defendant Lawrence H. Budner ("Budner") was a director during the Class Period. Budner also served as a member of the Audit, Brokerage, Compensation, and Retirement Plan Committees during the Class Period. During the fiscal year ended July 31, 2002, Budner received compensation totaling $98,700.

(e) Defendant James T. Bunch ("Bunch") was a director during the Class Period. Bunch also served as a member of the Investments and Management Liaison, Brokerage, and Nominating Committees during the Class Period. During the fiscal year ended July 31, 2002, Bunch received compensation totaling $92,350.

(f) Defendant Gerald J. Lewis ("Lewis") was a director during the Class Period. Lewis also served as a member of the Audit, Derivatives, and Legal Committees during the Class Period. During the fiscal year ended July 31, 2002, Lewis received compensation totaling $95,350.

(g) Defendant John W. McIntyre ("McIntyre") was a director during the Class Period. McIntyre also served as a member of the Executive, Audit, Valuation, Brokerage, and

Legal Committees during the Class Period. During the fiscal year ended July 31, 2002, McIntyre received compensation totaling $117,050.

(h) Defendant Larry Soll, Ph.D. ("Soll") was a director during the Class Period. Soll also served as a member of the Investments and Management Liaison, Derivatives, Nominating, Compensation, and Retirement Plan Committees during the Class Period. During the fiscal year ended July 31, 2002, Soll received compensation totaling $111,900.

(i) Defendants Deering, Andrews, Baker, Budner, Bunch, Lewis, McIntyre and Soll are referred to collectively herein as the "INVESCO Director Defendants." As of May 2004, each of the INVESCO Director Defendants oversaw at least 112 separate AIM/INVESCO Funds or "portfolios." The INVESCO Director Defendants' business address is 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

5. The John Doe Defendants

61. Defendants John Does 1-100 were AIM/INVESCO directors or officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

IV. SUBSTANTIVE ALLEGATIONS

62. Unbeknownst to Plaintiffs and other members of the Class, throughout the Class Period, defendants used the assets of AIM/INVESCO Fund shareholders to pay kickbacks to various brokerages and participate in "shelf space" programs at the brokerages in furtherance of their own, undisclosed agenda and to the detriment of the Class. As alleged in detail below, defendants employed several different means to increase their profits by, among other wrongful practices: (1) increasing the amount of fees they were able to retain by shifting fees, expenses and commissions to AIM/INVESCO Fund shareholders; and (2) enticing third-party brokers to

increase sales of AIM/INVESCO Funds, using money paid by current shareholders, thereby increasing the amount of assets under management and profits the Investment Adviser Defendants and their affiliates could reap with no corresponding benefits to the AIM/INVESCO Fund shareholders.

The November 17, 2003 Announcement

63. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The AIM Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to promote. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. ***The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.***

See Press Release, U.S. Securities and Exchange Commission, SEC Charges Morgan Stanley With Inadequate Disclosure in Mutual Fund Sales (Nov. 17, 2003) (on file with author), *available at* http://www.sec.gov/news/press/2003-159.htm. (Emphasis added.)

64. The November 17 SEC Release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: ***"Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives – in the form of "shelf space" payments – to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."***
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million.
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; [and] (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes; [. . . .]
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id. (Emphasis added.)

65. In fact, the NASD issued a news release, titled "NASD Charges Morgan Stanley with Giving Preferential Treatment to Certain Mutual Funds in Exchange for Brokerage Commission Payments" (the "November 17 NASD News Release"), which explained that:

> Morgan Stanley operated two programs - the Asset Retention Program and the Partners Program - in which it gave favorable treatment to products offered by as many as 16 mutual fund companies out of a total of over 115 fund complexes that could be sold by the firm's sales force. In return for these brokerage commissions and other payments, mutual fund companies received preferential treatment by Morgan Stanley...
>
> ***This conduct violated NASD's "Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits members from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the mutual fund companies, as well as allowing sales personnel to share in directed brokerage commissions. One important purpose of the rule is to help eliminate conflicts of interest in the sale of mutual funds.***

Available at http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName =NASDW_002819&ssSOurceNodeId=1108 (emphasis added).

66. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD; Firm Accused of Failing to Disclose Funds' Payments." The article states in relevant part:

> ***Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,*** according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,*** according to the SEC.

* * * *

Morgan said yesterday that companies in its "Partners Program" included AIM Management Group Inc., . . .

(Emphasis added.)

67. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups.... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

68. Also, on January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual-fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been investigating the business arrangements between fund companies and brokerage houses since last spring.*** It held a news conference yesterday to announce ***that it has found widespread evidence that brokerage houses steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage houses and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to increase as its probe expands. They declined to name either the funds or the brokerage houses.
>
> The SEC said payments varied between 0.05% and 0.4% of sales and as much as 0.25% of assets that remained invested in the fund. [. . .]
>
> * * *
>
> ***People familiar with the investigations say regulators are looking into examples of conflicts of interest when fund companies use shareholder money to cover the costs of sales agreements instead of paying the sales***

> *costs out of the firms' own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is investigating whether funds violated policies that require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.*

Id. (Emphasis added.)

Defendants Negotiated and Profited From Improper "Shelf Space" Arrangements

69. The conflicts of interest and harm to AIM/INVESCO Fund shareholders evidenced by AIM and INVESCO's relationship to Morgan Stanley are paradigmatic of other conflicts of interest and harmful arrangements entered into by defendants. Throughout the Class Period, AIM had entered into various other *quid pro quo* arrangements with various broker-dealers. Below are just a handful of those broker-dealers with whom AIM and AMG had established improper arrangements to push AIM Funds.

70. FSC Securities Corporation represents financial advisors under the AIG group umbrella. The firm's September 14, 2004 "FSC Disclosure Document for Mutual Fund and Variable Annuity Shareholders" indicates that that AIM participated in "shelf space" arrangements with FSC. *See* http://www.fscorp.com/EPProgramDisclosure.pdf. According to the FSC Disclosure Document, AIM paid FSC an amount "in addition to the customary sales charges in connection with sales of mutual funds." *Id.* FSC Securities also disclosed that their individual brokers, as well as FSC Securities, are compensated by AIM such that it "may create an incentive for representatives to sell such funds." *Id.* Furthermore, on sales of AIM Funds, FSC brokers did not have to pay a ticket charge, further increasing their compensation.

71. FSC Securities disclosed that it also received compensation in the form of 12b-1 fees: "12b-1 fees are payments made by a mutual fund in connection with a distribution of its securities. The fund company takes 12b-1 fees out of the fund's assets each year for marketing

and distribution expenses, which ***may include compensating representatives***." *Id.* (Emphasis added.)

72. In a June 2004 press release on the Smith Barney website entitled "Mutual Funds, Revenue Sharing Fund Families" Smith Barney, a division of Citigroup Global Markets Inc., identified that the AIM Funds made payments to Smith Barney as part of a "shelf space" arrangement. *See* http://www.smithbarney.com/products_services/mutual_funds/investor _information/revenueshare.html.

73. On its website, National Planning Holdings, Inc. ("NPH"), a full service broker/dealer, revealed that it had "entered into agreements" with AIM "who provide the BDs [broker/dealers] with marketing and other services and who also provide the BDs with additional compensation." *See* http://www.siionline.com/public/sii_disclosure.pdf. As a result, AIM paid NPH's brokers up to 40 basis points (.4%) on gross sales of AIM Funds. In addition, AIM paid up to 5 basis points (.05%) on the amount of AIM assets under management by NPH brokers on an annual basis. Finally, AIM paid NPH ***a minimum of $500,000 per year*** under the program.

74. Wachovia Securities has also identified on its website that it received payments from AIM as part of a "shelf space" arrangement. *See* http://www.wachovia.com/files /Mutual_Fund_Guide2.pdf.

Improper Use of Revenue-Sharing, Directed Brokerage and Excessive Commissions

75. The Investment Adviser Defendants paid excessive commissions and directed brokerage business to broker-dealers who steered their clients into AIM/INVESCO Funds as part of the many *quid pro quo* "shelf space" arrangements between AIM and INVESCO and various brokerage firms. Such payments were used to fund sales contests and other undisclosed financial incentives to further push AIM/INVESCO Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AIM/INVESCO Funds regardless of the

Funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. As described by the National Association of Insurance and Financial Advisors:

> Directed brokerage results when a mutual fund manager uses commissions payable for executing the fund's securities trades to obtain a preferred position for the fund in the broker-dealer's distribution network. This practice creates numerous potential conflicts of interest, including possible incentives for broker-dealers to base their fund recommendations to customers on brokerage commission considerations rather than on whether a particular fund is the best match for a client.

See http://www.naifa.org/frontline/20040428_SEC_aa.html.

76. By paying the excessive commissions and directing brokerage business to participate in "shelf space" programs, the Investment Adviser Defendants violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan. Additionally, in several actions to date against brokerage firms and mutual fund advisors, the SEC, the NASD and various other government regulators have made it clear that the undisclosed use of excessive commissions and directed brokerage to participate in "shelf space" programs – as AIM and INVESCO have done here – are highly improper.

77. The SEC has expressed serious concerns regarding the significant conflicts of interest inherent in revenue-sharing programs and has mandated that proper disclosure must be made. Specifically, the SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities . . . . Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." 69 Fed. Reg. 6438, 6441, n.21

(February 10, 2004). The Morgan Stanley revenue sharing programs that the SEC declared improper included both cash payments made ostensibly by the distributor or adviser, as well as payments through directed brokerage.

78. The SEC has brought actions against other mutual fund companies for the same type of behavior complained about here. As established in a recent Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS") for similar practices complained of herein:

> **MFS Did Not Adequately Disclose to MFS Shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances.**
>
> * * *
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.**

See March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions against MFS, File No. 3-11450, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm. (Emphasis added.)

79. Similarly, in its Administrative Proceeding against Morgan Stanley, the SEC explained:

> At issue in this matter are two distinct disclosure failures. The first relates to Morgan Stanley DW's operation of mutual fund

> **marketing programs in which it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments. These programs were designed to specially promote the sale of those mutual funds with enhanced compensation to individual registered representatives, known as financial advisors ("FAs"), and branch managers as well as increased visibility in its extensive retail distribution network.**

See November 17, 2003 Morgan Stanley SEC Cease-and-Desist Order, File No. 3-11335, *available at* http://www.sec.gov/litigation/admin/33-8339.htm (footnote omitted). (Emphasis added.)

80. On September 15, 2004, mutual fund advisor PIMCO and its affiliates entered into a settlement with the SEC. Similar to the allegations in this Complaint against AIM and INVESCO, the SEC charged PIMCO entities with failing to disclose their use of directed brokerage to pay for "shelf space" at brokerage firms. The Press Release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf space" arrangements with selected broker-dealers.**
>
> * * *
>
> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See Press Release, U.S. Securities and Exchange Commission, SEC Charges Pimco Entities with <u>Failing to Disclose Their Use of Directed Brokerage to Pay for Shelf Space at Brokerage Firms</u>,

(Sept. 15, 2004) (on file with author), *available at* http://www.sec.gov/new/press/2004-130.htm (emphasis added).

81. On December 13, 2004, the SEC announced a settlement of charges against mutual fund investment adviser Franklin Advisers, Inc. and Franklin Templeton Distributors (collectively "Franklin") "alleging that Franklin, without proper disclosure, used fund assets to compensate brokerage firms for recommending the Franklin Templeton mutual funds over others to their clients." The SEC press release continued:

> This practice is known as compensating brokerage firms for "shelf space." As part of the settlement, Franklin agreed to pay $1 in disgorgement and a $20 million penalty as well as undergo certain compliance reforms.
>
> * * *
>
> The use of brokerage commissions to compensate brokerage firms for marketing created a conflict of interest between FA and the funds because FA benefited from the increased management fees resulting from increased fund sales. Mutual funds that follow this practice of using brokerage commissions for marketing have an incentive to do their fund portfolio trading through brokerage firms that might not be the best choice for fund shareholders. FA was required, but failed, to disclose adequately the arrangements to the boards so they could approve this use of fund assets, and to shareholders so they could be informed when making investment decisions.

See Press Release, U.S. Securities and Exchange Commission, Franklin Advisers and Franklin Templeton Distributors to Pay $20 Million to Settle Charges Related to Use of Brokerage Commissions to Pay for Shelf Space, (Dec. 13, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-168.htm.

82. On December 22, 2004, the SEC, NASD, and NYSE announced settled enforcement proceedings against Edward D. Jones & Co., L.P. ("Edward Jones") "related to allegations that Edward Jones failed to adequately disclose revenue-sharing payments that it received from a select group of mutual fund families that Edward Jones recommended to its

customers." As part of the settlement, Edward Jones paid $75 million in disgorgement and civil penalties. The press release continued:

> Linda Chatman Thomsen, Deputy Director of the Commission's Division of Enforcement, said, "Edward Jones' undisclosed receipt of revenue sharing payments from a select group of mutual fund families created a conflict of interest. When customers purchase mutual funds, they should be told about the full nature and extent of any conflict of interest that may affect the transaction. Edward Jones failed to do that."
>
> * * *
>
> In NASD's separate settlement, in addition to the receipt of direct revenue sharing payments, NASD found that the firm gave preferential treatment to the Preferred Funds in exchange for millions of dollars in directed brokerage from three of the Preferred Fund families. This violates NASD's 'Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits regulated firms from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the fund companies.

See Press Release, U.S. Securities and Exchange Commission, Edward Jones to Pay $75 Million to Settle Revenue Sharing Charges, (Dec. 22, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-177.htm.

83. Further illustrating that the NASD views revenue-sharing programs as improper and impermissible, a February 16, 2005 press release regarding the NASD's filing of a complaint against American Funds Distributors states:

> American Funds Distributors, Inc. [ ] violat[ed] NASD's Anti-Reciprocal Rule by directing approximately $100 million in brokerage commissions over a three-year period to about 50 brokerage firms that were the top sellers of American Funds.
>
> * * *
>
> The commissions were payments for executing trades for the American Funds' portfolio that were directed to the brokerage firms as additional compensation for past sales of American Funds, and to ensure that American Funds would continue to receive preferential treatment at those firms.

* * *

> "Prior cases in this area have focused on retail firms that received directed brokerage payments from mutual fund companies in exchange for giving preferential treatment to their funds," said NASD Vice Chairman Mary L. Schapiro. ***"Today's action makes clear that it is just as impermissible to offer and make such payments as it is to receive them."***

See News Release, NASD Press Room, NASD Charges American Fund Distributors, Inc. With Arranging $100 Million in Directed Brokerage Commissions for Top Sellers of American Funds, (Feb. 16, 2005) (on file with author), *available at* http://www.nasd.com/web/idcplg?IdcService =SS_GET_PAGE&ssDocName=NASDW_013358 (emphasis added).

84. The undisclosed excessive commissions and directed brokerage business used by defendants, and considered improper by the SEC as noted above, did not fund any services that benefited the AIM/INVESCO Funds' shareholders. These practices materially harmed Plaintiffs and other members of each Class from whom the illegitimate and improper fees were taken.

The Investment Adviser Defendants Secretly Paid Excessive Commissions To Brokers To Steer Clients To AIM/INVESCO Funds

85. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act of 1934 ("Securities Exchange Act") (15 U.S.C. § 78bb(e)(1)) carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to

the value of the brokerage and research services provided." 15 U.S.C. § 78bb(e)(1). (Emphasis added.) In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, any service that "provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." Interpretive Release Concerning the Scope of Section 28(e) of the Securities Exchange Act of 1934 and Related Matters, 51 F.R. 16004 (April 30, 1986). The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

86. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) "safe harbor." The Investment Adviser Defendants paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to AIM/INVESCO Funds and directed brokerage business to firms that favored AIM/INVESCO Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push AIM/INVESCO Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AIM/INVESCO Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 Plan.

87. The excessive commissions did not fund any services that benefited the AIM/INVESCO Fund shareholders. This practice materially harmed Plaintiffs and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

88. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution." This means that all agreements with any person relating to implementation of the plan must be in writing, the plan must be approved by a vote of the majority of the board of directors and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued." The directors may continue the plan "only if the [board of] directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders."*** (Emphasis added.)

89. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to shareholders. During the Class Period, the Director Defendants authorized, and the Investment Adviser

Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

90. However, the Rule 12b-1 fees charged to AIM/INVESCO Fund shareholders were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund shareholders increased, the economies of scale thereby created, if any, were not passed on to AIM/INVESCO Fund shareholders. Rather, AIM/INVESCO Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the AIM/INVESCO Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the AIM/INVESCO Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required – which seems highly unlikely under the circumstances set forth herein – the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing AIM/INVESCO Fund shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective AIM/INVESCO Fund shareholders.

91. As set forth herein, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan.

The Director Defendants Breached Their
Fiduciary Duties To AIM/INVESCO Funds Shareholders

92. Mutual fund Boards of Directors have a duty to protect investors and closely guard the fees paid to an investment adviser and guarantee that they are not excessive and that the investment adviser is acting in the best interest of the mutual fund shareholders. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The Board of Directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the Investment Company Act, directors are assigned key responsibilities, such as negotiating and evaluating the reasonableness of advisory and other fees, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.
>
> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. Money-management firms operating mutual funds want to maximize their profits through fees provided by the funds, bur the fees, of course, paid to these firms, reduce the returns to fund investors.
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests – and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

See http://www.sec.gov/news/speech/spch010704whd.htm.

93. The Investment Company Institute ("ICI"), of which AIM and INVESCO are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments. [. . .]

> *Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the fund's investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments.*
>
> *In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.*

(Emphasis added.)[2]

94. Recognizing the danger of mismanagement related to fees charged to mutual fund shareholders, Congress imposed various duties on mutual funds and their board members in an attempt to protect shareholders, including Section 15(c) of the Investment Company Act, which provides:

> It [is] the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company.

95. However, the Boards of the AIM/INVESCO Funds failed to fulfill their duties. In truth and in fact, INVESCO and AIM's Boards, *i.e.*, the Director Defendants, were captive to and controlled by INVESCO and AIM respectively, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AIM/INVESCO Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming AIM/INVESCO Fund shareholders' assets. In many cases,

[2] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, as of June, 2005, its membership included approximately 8,000 mutual funds, 600 closed-end funds, 143 exchange-traded funds, and five sponsors of unit investment trusts. Its mutual fund members have 87.7 million individual shareholders and manage approximately $8 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

key AIM/INVESCO Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AIM/INVESCO Fund shareholders, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with responsibility for billions of dollars of AIM/INVESCO Fund assets (comprised largely of shareholders' college and retirement savings).

96. To ensure that the Director Defendants were compliant, the Investment Adviser Defendants often recruited key Director Defendants from the ranks of investment adviser companies and paid them excessive salaries for their service as directors. For example, Graham, the Chairman and director of AMG, is also the director and/or trustee of various registered investment companies in the AIM Fund complex.

97. In exchange for creating and managing the AIM/INVESCO Funds, including the AIM/INVESCO Funds purchased and held by Plaintiffs, the Investment Adviser Defendants charged the AIM/INVESCO Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to INVESCO and AMG. In theory, the fees charged to fund shareholders are negotiated at arm's-length between the fund Board and the investment management company and must be approved by the independent members of the Board. However, as a result of the Director Defendants' dependence on the Investment Adviser Defendants for their position and their failure to properly manage the investment advisers, millions of dollars in AIM/INVESCO Funds assets were transferred through fees payable from AIM/INVESCO Funds assets to the Investment Adviser Defendants that were of no benefit to fund shareholders.

98. As a result of these practices, the mutual fund industry was enormously profitable for INVESCO and AIM. However, AIM and INVESCO's profits at the expense of AIM/INVESCO Fund shareholders remained unchecked by the Director Defendants throughout the Class Period. In this regard, a *Forbes* article entitled "The Great Fund Failure," published on September 15, 2003, stated:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall; [...]
>
> * * *
>
> ***Economies of scale? This is a business made for them – but, . . . the customers don't see the benefit. The [mutual fund] business grew 71-fold (20-fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%.***
>
> * * * *
>
> ***[F]und vendors have a way of stacking their boards with rubber stamps.*** As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of independent directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund adviser. That happens just about never. Buffett: "A monkey will type out a Shakespearean play before an independent mutual fund director will suggest [it]."

(Emphasis added.)

AIM FUNDS

99. AIM public filings state that the Board for each AIM trust consisting of the AIM Funds is responsible for the management and supervision of each respective Fund. In this regard, the May 2, 2003 Statement of Additional Information for funds offered by the AIM Growth Series (the "AIM Statement of Additional Information"), is typical of the Statements of Additional Information published for other AIM/INVESCO Funds. It states that "The Board of Trustees approves all significant agreements between the Trust, on behalf of one or more of the

Funds, and persons or companies furnishing services to the Funds. The day-to-day operations of each Fund are delegated to the officers of the Trust and to AIM, subject always to the objective(s), restrictions and policies of the applicable Fund and to the general supervision of the Board of Trustees." *See* AIM Statement of Additional Information for AIM Growth Series, Form 497, filed May 2, 2003 at 21-22.

100. Moreover, the AIM Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected and the advisory contracts are approved:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board . . . . In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, including: ***the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services***; ***the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations***; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; ***the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits***; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

Id. at 24. (Emphasis added.)

INVESCO Funds

101. INVESCO public filings during the Class Period stated that the Board for each INVESCO trust consisting of the INVESCO Funds was responsible for the management and supervision of each respective Fund. In this regard, the INVESCO Statement of Additional

Information for INVESCO Sector Series dated August 1, 2002 (the "INVESCO Statement of Additional Information"), is typical of the Statements of Additional Information available for other AIM/INVESCO Funds. It states that "The overall direction and supervision of the Company come from the board of directors. The board of directors is responsible for making sure that the Funds' general investment policies and programs are carried out and that the Funds are properly administered."

102. Moreover, the INVESCO Statement of Additional Information stated, with respect to the duties of the Directors, as follows:

> ***In approving the Advisory Agreement, the board primarily considered, with respect to each Fund, the nature, quality, and extent of the services provided under the Agreement and the overall fairness of the Agreement.*** The board requested and evaluated information from INVESCO that addressed specific factors designed to assist in the board's consideration of these issues.

Id. (Emphasis added.)

103. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> With respect to the nature and quality of the services provided, the board reviewed, among other things (1) the overall performance results of the Funds in comparison to relevant indices, (2) a summary for each Fund of the performance of a peer group of investment companies pursuing broadly similar strategies prepared by an independent data service, and (3) the degree of risk undertaken by INVESCO as reflected by a risk/return summary, also prepared by the independent data service. The board considered INVESCO's resources and responsiveness with respect to Funds that have experienced performance difficulties and discussed the efforts being made to improve the performance records of such Funds. ***The board also considered the advantages to each Fund of having an advisor that is associated with a global investment management organization. In connection with its review of the quality of the execution of the Funds' trades, the board considered INVESCO's use in fund transactions of brokers or dealers that provided research and other services to***

> ***INVESCO or its affiliates, and the benefits derived from such services to the Funds and to INVESCO.*** The board also considered the quality of the shareholder and administrative services provided by INVESCO, as well as the firm's positive compliance history.
>
> With respect to the overall fairness of the Agreement, ***the board primarily considered the fairness of fee arrangements and the profitability and any fall-out benefits of INVESCO and its affiliates from their association with the Funds.*** The board reviewed information from an independent data service about the rates of compensation paid to investment advisors and overall expense ratios, for funds comparable in size, character, and investment strategy to the Funds. In concluding that the benefits accruing to INVESCO and its affiliates by virtue of their relationships with the Funds were reasonable in comparison with the costs of providing investment advisory services and the benefits accruing to each Fund, the board reviewed specific data as to INVESCO's profit or loss on each Fund, and carefully examined INVESCO's cost allocation methodology. In this connection, the board requested that the Funds' independent auditors review INVESCO's methodology for appropriateness. ***The board concluded that approval of the Agreement was in the best interest of the Funds' shareholders.*** These matters were considered by the Independent Directors working with experienced 1940 Act counsel that is independent of INVESCO.

Id. (Emphasis added.)

The AIM/INVESCO Funds' Prospectuses, Annual Reports
And Semi-Annual Reports Were Materially False And Misleading

104. Plaintiffs and other members of each Class were entitled to, and did receive, one or more of the Prospectuses, pursuant to which the AIM/INVESCO Funds shares were offered, as well as Annual and Semi-Annual Reports. Each of these documents contained substantially the same material omissions and materially false and misleading statements regarding 12b-1 fees, "shelf space" arrangements, commissions and Soft Dollars.

105. Prospectuses are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. Section 34(b) of the Investment Company Act, *inter alia*, requires that

such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

106. Plaintiffs and other members of each Class never knew, nor could they have known, from reading the Fund Prospectuses, Annual Reports, Semi-Annual Reports or otherwise, of the extent to which the Investment Adviser Defendants were collecting excessive and improper fees, including using so-called 12b-1 fees, directed brokerage and commissions to improperly siphon shareholders' assets. These hidden practices persisted throughout the Class Period, as the information fed to and/or kept from AIM/INVESCO Fund shareholders related to those practices misled AIM/INVESCO Fund shareholders to believe that adequate controls, measures and policies were in place to protect their interests, when, in fact, they were not.

<u>AIM Funds</u>

107. Throughout the Class Period, the AIM Prospectuses uniformly omitted material facts and contained misrepresentations of material facts regarding AIM's collection and use of fees and the improper practices complained of herein. The AIM Fund Statement of Additional Information, referred to in certain of AIM's Prospectuses, available to AIM Fund shareholders and typical of the Prospectuses issued throughout the Class Period, stated as follows:

> In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, as applicable, including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; ***the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements,***

and the extent to which each Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

* * * *

...[I]n recognition of research services provided to it, a Fund may pay a broker higher commissions than those available from another broker.

Research services received from broker-dealers supplement AIM's own research (and the research of its affiliates), and may include the following types of information: statistical and background information on the U.S. and foreign economies, industry groups and individual companies; forecasts and interpretations with respect to the U.S. and foreign economies, industry groups and individual companies; forecasts and interpretations with respect to the U.S. and foreign economies, securities, markets, specific industry groups and individual companies; information on federal, state, local and foreign political developments; portfolio management strategies; performance information on securities, indexes and investment accounts; information concerning prices of securities; and information supplied by specialized services to AIM and to the Trust's trustees with respect to the performance, investment activities, and fees and expenses of other mutual funds. Broker-dealers may communicate such information electronically, orally, in written form or on computer software. Research services may also include providing electronic communications of trade information, providing custody services, as well as providing equipment used to communicate research information and providing specialized consultations with AIM personnel with respect to computerized systems and data furnished to AIM as a component of other research services, arranging meetings with management of companies, and providing access to consultants who supply research information.

The outside research assistance is useful to AIM since the broker-dealers used by AIM tend to follow a broader universe of securities and other matters than AIM's staff follows. In addition, the research provides AIM with a diverse perspective on financial markets. Research services provided to AIM by broker-dealers are available for the benefit of all accounts managed or advised by AIM or by its affiliates. ***Some broker-dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions and underwriting concessions by AIM's clients, including the Funds.***

> However, the Funds are not under any obligation to deal with any broker-dealer in the execution of transactions in portfolio securities.
>
> In some cases, the research services are available only from the broker-dealer providing them. In other cases, the research services may be obtainable from alternative sources in return for cash payments. AIM believes that the research services are beneficial in supplementing AIM's research and analysis and that they improve the quality of AIM's investment advice. ***The advisory fee paid by the Funds is not reduced because AIM receives such services.*** However, to the extent that AIM would have purchased research services had they not been provided by broker-dealers, the expenses to AIM could be considered to have been reduced accordingly.
>
> AIM may determine target levels of commission business with various brokers on behalf of its clients (including the Funds) over a certain time period. The target levels will be based upon the following factors, among others: (1) the execution services provided by the broker; (2) the research services provided by the broker.

See AIM Growth Series, Form 497, filed on May 2, 2003. (Emphasis added.)

108. Throughout the Class Period, in addition to the AIM Prospectuses, Annual and Semi-Annual Reports were published relating to AIM Funds, each of which omitted to state the true nature of AIM's fees and practices, including 12b-1 fees, and contained materially false and misleading information related to AIM's fees and business practices.

109. For example, the Annual Report dated October 31, 2002 for AIM Equity Funds, the AIM-advised entity which was comprised of the: AIM Aggressive Growth Fund; AIM Basic Value II Fund; AIM Blue Chip Fund; AIM Capital Development Fund; AIM Charter Fund; AIM Constellation Fund; AIM Core Strategies Fund; AIM Dent Demographic Trends Fund; AIM Emerging Growth Fund; AIM Large Cap Basic Value Fund; AIM Large Cap Core Equity Fund; AIM Large Cap Growth Fund; AIM Mid Cap Growth Fund; AIM U.S. Growth Fund, and; AIM Weingarten Fund, stated the following with respect to 12b-1 and other fees and expenses paid by Plaintiffs and the AIM Class:

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and the Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares, Class B shares, Class C shares and Class R shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.30% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the appropriate class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the master distribution agreements, for the year ended October 31, 2002, the Class A, Class B, Class C and Class R shares paid $26,651,431, $7,863,981, $2,406,943 and $104, respectively.

AIM Distributors retained commissions of $1,272,976 from sales of the Class A shares of the Fund during the year ended October 31, 2002. Such commissions are not an expense of the Fund. They are deducted from, and are not included in, the proceeds from sales of Class A shares. During the year ended October 31, 2002, AIM Distributors retained $146,648, $851, $36,358 and $0 in contingent deferred sales charges imposed on redemptions of Class A, Class B, Class C and Class R shares, respectively.

(Above quotation from section of Annual Report related to the AIM Constellation Fund.)

110. Similarly, the Semi-Annual Report dated January 31, 2003 for AIM Equity Funds and its constituent AIM Funds (as described above) contained language and information materially identical to that which appeared in the Annual Report quoted immediately above regarding the AIM Funds' fees and Rule 12b-1 Plan. The Semi-Annual Report dated January 31, 2003 for AIM Equity Funds is typical of the other AIM Semi-Annual published during the Class Period.

INVESCO Funds

111. Throughout the Class Period, the INVESCO Prospectuses uniformly omitted material facts and contained misrepresentations of material facts regarding INVESCO's collection and use of fees and the improper practices complained of herein. The INVESCO Fund Statement of Additional Information, referred to in certain of INVESCO's Prospectuses, available to INVESCO Fund shareholders and typical of the Prospectuses issued throughout the Class Period, stated as follows:

> In seeking to ensure that the commissions charged the Fund are consistent with prevailing and reasonable commissions, INVESCO monitors brokerage industry practices and commissions charged by broker-dealers on transactions effected for other institutional investors like the Fund.
>
> Consistent with the standard of seeking to obtain favorable execution on portfolio transactions, INVESCO may select brokers that provide research services to INVESCO and the Company, as well as other INVESCO mutual funds and other accounts managed by INVESCO. Research services include statistical and analytical reports relating to issuers, industries, securities and economic factors, and trends, which may be of assistance or value to INVESCO in making informed investment decisions. Research services prepared and furnished by brokers through which the Fund effects securities transactions may be used by INVESCO in servicing all of its accounts and not all such services may be used by INVESCO in connection with the Fund. Conversely, a Fund receives benefits of research acquired through the brokerage transactions of other clients of INVESCO.
>
> ***In order to obtain reliable trade execution and research services, INVESCO may utilize brokers that charge higher commissions than other brokers would charge for the same transaction. This practice is known as "paying up." However, even when paying up, INVESCO is obligated to obtain favorable execution of a Fund's transactions.***

See INVESCO Sector Funds, Form 497, filed August 1, 2002. (Emphasis added.)

112. Throughout the Class Period, in addition to the INVESCO Prospectuses, Annual and Semi-Annual Reports were published relating to INVESCO Funds, each of which omitted to

state the true nature of INVESCO's fees and practices, including 12b-1 fees, and contained materially false and misleading information related to INVESCO's fees and business practices. For example, the Annual Report dated July 31, 2002 for INVESCO Stock Funds, INC., the INVESCO-advised entity which was comprised of the INVESCO Dynamics Fund, INVESCO Growth Fund, INVESCO Growth & Income Fund, INVESCO Endeavor Fund, INVESCO S&P 500 Index Fund, INVESCO Small Company Growth Fund, and the INVESCO Value Equity Fund, stated the following with respect to 12b-1 and other fees and expenses paid by Plaintiffs and the INVESCO Class:

> Each Fund or Class bears expenses incurred specifically on its behalf and, in addition, each Fund or Class bears a portion of general expenses, based on the relative net assets of each Fund or Class.
>
> * * * *
>
> A plan of distribution pursuant to Rule 12b-1 of the Act provides for compensation of marketing and advertising expenditures to INVESCO Distributors, Inc. ("IDI" or the "Distributor"), a wholly owned subsidiary of IFG, of 0.25% of annual average net assets of Investor Class shares. A master distribution plan and agreement for Class A, Class B and Class C shares pursuant to Rule 12b-1 of the Act provides for compensation of certain promotional and other sales related costs to IDI. Class A shares of the Fund pay compensation to IDI at a rate of 0.35% of annual average net assets. During any period that Class A shares of the Fund are closed to new investors, the Fund will reduce this payment for Class A shares from 0.35% to 0.25% per annum. Class B and Class C shares of the Fund pay compensation to IDI at a rate of 1.00% of annual average net assets. Of these amounts, IDI may pay a service fee of 0.25% of the average net assets of the Class A, Class B or Class C shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the applicable class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. The Plans also impose caps on the total sales charges, including asset-based sales charges, that may be paid by the respective class. A plan of distribution pursuant to Rule 12b-1 of the Act provides for financing the distribution and continuing personal shareholder servicing of Class K shares of 0.45% of annual average net assets. Any unreimbursed expenses IDI incurs with respect to Investor Class, Class A, Class C and Class K shares in any fiscal year can not be recovered in subsequent years.

113. Similarly, the Semi-Annual Report dated January 31, 2003 for INVESCO Stock Funds, Inc. and its constituent INVESCO Funds contained language and information materially identical to that which appeared in the Annual Report quoted immediately above regarding the INVESCO Funds' fees and Rule 12b-1 Plan. The Semi-Annual Report dated January 31, 2003 for INVESCO Stock Funds, Inc., is typical of the other INVESCO Semi-Annual Reports published during the Class Period.

The True Nature Of AIM And INVESCO's Fees
Were Hidden From AIM/INVESCO Funds Shareholders

114. The AIM/INVESCO Prospectuses, Annual Reports and Semi-Annual Reports failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged Plaintiffs and other members of each Class:

(a) that the Investment Adviser Defendants authorized the payment from AIM/INVESCO Fund shareholder assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds, which was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan;

(c) that the AIM/INVESCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to AIM/INVESCO Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new shareholders were not passed on to AIM/INVESCO Fund shareholders; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Fund shareholders continued to increase; and

(f) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, in that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Fund shareholders.

V. Demand on the AIM/INVESCO Boards to Take Corrective Action Would Be Futile

115. Plaintiffs have not made any demand on the Boards of the AIM or INVESCO Funds to institute this action for its derivative claim brought pursuant to the Investment Advisers Act in Count V, below. Such demand would be a futile act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

(a) As alleged in detail herein, each of the Director Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendants. Each of the Director Defendants is controlled by and beholden to the Investment Adviser Defendants for his or her position and substantial compensation as a director. Although, as a technical matter, the shareholders have a right to vote out a director, the Director Defendants know that this is extremely unlikely if the Investment Adviser Defendants support the Director Defendants, which they have done throughout the Class Period. Accordingly, each of the AIM/INVESCO Director Defendants is incapable of evaluating a demand independently and disinterestedly.

(b) Because of their lack of independence from the Investment Adviser Defendants, the Director Defendants wrongfully approved advisor fees, revenue sharing, directed brokerage, 12b-1 fees, Soft Dollars, and the materially misleading disclosures in the AIM/INVESCO Prospectuses in each of the years they served as a director.

(c) As alleged in detail herein, each of the Director Defendants knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of herein. The conduct of the Director Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

(d) The Director Defendants allowed a course of conduct that prejudiced the AIM/INVESCO Funds and shareholders as the Director Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers. The payment of kickbacks to brokers was conduct that should have been prevented by the Director Defendants, but was not.

(e) The Director Defendants also were self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the AIM/INVESCO Funds in order to increase the assets in the AIM/INVESCO Funds. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for that fund may lose their positions on the fund's board as well as the compensation for sitting on the fund's board.

(f) Additionally, each of the Director Defendants received substantial payments and benefits by virtue of his or her membership on one or more Boards and his or her control of multiple AIM/INVESCO Funds.

(g) Each of the Director Defendants has thus benefited from the wrongdoing herein alleged, has engaged in such conduct to preserve his or her positions of control and the benefits thereof, and has been compensated for such conduct.

(h) Each of the Director Defendants was a director during the Class Period and many continue to serve as a director, and the Director Defendants comprise the Boards.

116. Thus, in order to bring this action for breaching their fiduciary duties, the Director Defendants would be required to sue themselves and their fellow directors with whom they have had close business and personal relationships throughout the Class Period. Accordingly, a majority of the Board is incapable of evaluating a demand independently and disinterestedly.

VI. PLAINTIFFS' CLASS ACTION ALLEGATIONS

117. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of two sub-classes: (1) all persons or entities who purchased, redeemed or held shares or like interests in any of the AIM Funds between March 11, 1999 and May 10, 2004, inclusive, and who were damaged thereby (the "AIM Class"); and (2) all persons or entities who purchased, redeemed or held shares or like interests in any of the INVESCO Funds between March 11, 1999 and May 10, 2004, inclusive, and who were damaged thereby (the "INVESCO Class"). Excluded from each Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

118. The members of each Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time

and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in each proposed Class. Record owners and other members of each Class may be identified from records maintained by INVESCO and AMG and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

119. Plaintiffs' claims are typical of the claims of the members of each Class as all members of each Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

120. Plaintiffs will fairly and adequately protect the interests of the members of each Class and have retained counsel competent and experienced in class and securities litigation.

121. Common questions of law and fact exist as to all members of each Class and predominate over any questions solely affecting individual members of each Class. Among the questions of law and fact common to each Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the AIM/INVESCO Funds; and

(e) to what extent the members of each Class have sustained damages and the proper measure of damages.

122. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of each Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a Class Action.

COUNT I

Against The Investment Adviser And Director Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of Each Class

123. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

124. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the AIM/INVESCO Funds and against the Director Defendants for their roles in the creation, approval, and dissemination of the materially false and misleading Annual Reports, Semi-Annual Reports, Registration Statements, Prospectuses, and Statements of Additional Information.

125. The Investment Adviser Defendants and Director Defendants made untrue statements of material fact in Registration Statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants and Director Defendants failed to disclose the following:

(a) that the Investment Adviser and Director Defendants authorized the payment from shareholder assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Sections 12b, 36(a) and 36(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds, which was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan;

(c) that the AIM/INVESCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to AIM/INVESCO Funds, the Investment Adviser Defendants were aiding and abetting a breach of fiduciary duty, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new shareholders were not passed on to AIM/INVESCO Fund shareholders; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Fund shareholders continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Fund shareholders' assets, to pay for overhead expenses the cost of which should have been borne by AMG and not AIM/INVESCO Fund shareholders; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Fund shareholders.

126. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act, 15 U.S.C. § 80a-33(b).

127. As a direct, proximate and foreseeable result of the Investment Adviser and Director Defendants' violation of Section 34(b) of the Investment Company Act, AIM/INVESCO Fund shareholders have incurred damages.

128. Plaintiffs and each Class have been specially injured by defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AIM/INVESCO Funds themselves.

129. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in concealing such adverse material information.

COUNT II

Against The Distributor, Investment Adviser And Director Defendants Pursuant To Section 36(a) Of The Investment Company Act On Behalf Of Each Class

130. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

131. This Count is brought by Plaintiffs, on behalf of themselves and the other members of the Class, against the the Distributor, Investment Adviser and Director Defendants for breaches of their fiduciary duties as defined by Section 36(a) of the Investment Company Act, 15 U.S.C. § 80a-35(a).

132. The defendants named in this Count each had a fiduciary duty to Plaintiffs and the other members of the Class.

133. The defendants named in this Count violated Section 36(a) by improperly charging shareholders in the AIM/INVESCO Funds purported Rule 12b-1 marketing fees; by drawing on AIM/INVESCO Fund investor assets to make undisclosed payments of Soft Dollars, directed brokerage, and excessive commissions, in violation of Rule 12b-1; by making improper revenue-sharing payments and directly or indirectly imposing the cost of such payments on AIM/INVESCO Fund shareholders.

134. By reason of the conduct described above, the defendants named in this Count violated Section 36(a) of the Investment Company Act.

135. The defendants named in this Count, as a direct, proximate, and foreseeable result of breaches of the fiduciary duties in their roles as principal underwriter, investment adviser, and Directors and officers, respectively to AIM/INVESCO Fund shareholders, Plaintiffs and the other members of the Class have incurred millions of dollars in damages. For example, the "shelf space" arrangements discussed above resulted in improperly inflated fees charged to shareholders with no resulting benefit to shareholders. Additionally, the "shelf-space" payments did not contribute positively to the NAV of the funds per share, and damaged the class members by reducing the value of their interest.

136. Plaintiffs, in this Count, seek to enjoin defendants from engaging in such practices in the future, as well as recover, on their own behalf and on behalf of the other members of the Class improper Rule 12b-1 fees, Soft Dollars, excessive commissions and management fees charged to the AIM/INVESCO Fund shareholders by the defendants named in this Count.

COUNT III

Against The Investment Adviser, Director, And Distributor Defendants Pursuant To Section 36(b) Of The Investment Company Act

137. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

138. This Count is brought by each Class against the defendants named in this Count for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

139. The Investment Adviser Defendants, Distributor Defendants and Director Defendants had fiduciary duties to the AIM/INVESCO Funds and each Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

140. The defendants named in this Count violated Section 36(b) by improperly charging shareholders in the AIM/INVESCO Funds purported Rule 12b-1 marketing fees, failing to reduce their advisory fees to reflect the benefit received by defendants from the 12b-1 payments, and by drawing on assets of the shareholders of AIM/INVESCO Funds to make undisclosed payments of Soft Dollars and excessive commissions in violation of Rule 12b-1, despite the fact that the payments at issue benefited only the defendants and not the AIM/INVESCO Funds or their shareholders. In addition, the defendants named in this Count violated Section 36(b) by wrongfully inflating advisory fees in an amount that would compensate them for further revenue-sharing payments made ostensibly from the assets of the Investment Adviser or Distributor Defendants. By virtue of the foregoing, defendants charged a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

141. The Director Defendants received improper payments, in that they received their compensation despite the fact they violated their fiduciary duties to the shareholders.

142. By reason of the conduct described above, the defendants named in this Count violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

143. The defendants named in this Count, as a direct, proximate and foreseeable result of their breach of the fiduciary duties (including the duties of loyalty and candor) to AIM/INVESCO Fund shareholders, AIM/INVESCO Funds and each Class have incurred substantial damages.

144. Plaintiffs, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management and advisory fees charged the AIM/INVESCO Fund shareholders by the defendants named in this Count.

COUNT IV

Against AMG And The Director Defendants As Control Persons Of The Investment Adviser Defendants For Violation Of Section 48(a) Of The Investment Company Act By Each Class

145. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

146. This Count is brought pursuant to Section 48(a) of the Investment Company Act against AMG and the Director Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective action of AMG and the Director Defendants.

147. The Investment Adviser Defendants are liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act to each Class as set forth herein.

148. AMG and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AMG and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

149. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing AMG and the Director Defendants are liable to Plaintiffs to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

150. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against AMG and the Director Defendants.

COUNT V

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The AIM/INVESCO Funds

151. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

152. This Count is brought by Plaintiffs derivatively against the Investment Adviser Defendants on behalf of the AIM/INVESCO Funds based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

153. The Investment Adviser Defendants had advisory contracts with the AIM/INVESCO Funds and served as "investment advisers" to the AIM/INVESCO Funds and Plaintiffs and members of each Class pursuant to the Investment Advisers Act. The

AIM/INVESCO Funds, and their shareholders, were intended beneficiaries of these advisory contracts and investment adviser services.

154. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AIM/INVESCO Funds in a manner in accordance with the fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. § 80b-6, governing the conduct of investment advisers.

155. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AIM/INVESCO Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AIM/INVESCO Funds. As detailed above, the Investment Adviser Defendants breached their fiduciary duties owed to the AIM/INVESCO Funds by engaging in the aforesaid transactions, practices and courses of business which operated as a fraud upon the AIM/INVESCO Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the AIM/INVESCO Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the AIM/INVESCO Funds. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein.

156. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the AIM/INVESCO Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AIM/INVESCO Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the AIM/INVESCO Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (a) the charging of the AIM/INVESCO Funds and AIM/INVESCO Fund shareholders improper Rule 12b-1 marketing fees; (b) making

improper undisclosed payments of Soft Dollars; (c) making unauthorized use of "directed brokerage" to satisfy various *quid pro quo* arrangements; and (d) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

157. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the AIM/INVESCO Funds, the AIM/INVESCO Funds were damaged.

158. The AIM/INVESCO Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with such agreements

COUNT VI

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of Each Class

159. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

160. As advisers to the AIM/INVESCO Funds the Investment Adviser Defendants were fiduciaries to Plaintiffs and other members of each Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

161. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and each Class.

162. Plaintiffs and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

163. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Breach Of Fiduciary Duty Against The Director Defendants On Behalf Of Each Class

164. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

165. As AIM/INVESCO Funds directors, the Director Defendants had a fiduciary duty to the AIM/INVESCO Funds and AIM/INVESCO Fund shareholders to supervise and monitor the Investment Adviser Defendants.

166. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the AIM/INVESCO Fund shareholders improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Fund shareholders for excessive and improper commission payments to brokers.

167. Plaintiffs and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

168. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of Each Class

169. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

170. At all times herein, the broker dealers that sold AIM/INVESCO Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of each Class.

171. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

172. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing AIM/INVESCO Funds, and by failing to disclose the receipt of such fees, the various brokerage firms that promoted AIM/INVESCO Funds breached their fiduciary duties to Plaintiffs and the other members of each Class.

173. The Investment Adviser Defendants possessed actual or constructive knowledge that the various brokerage firms were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

174. The Investment Adviser Defendants' actions, as described in this Complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of each Class. By participating in the brokerage firms' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

175. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerage firms' breaches of fiduciary duties, Plaintiffs and each Class have suffered damages.

176. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT IX

Against All Defendants For Unjust Enrichment On Behalf Of Each Class

177. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except any allegations of fraud.

178. Defendants benefited from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs and the other members of each Class. It would be inequitable for defendants to be permitted to retain the benefit of these overpayments, which were conferred by Plaintiffs and other members of each Class retained by defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the AIM/INVESCO Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all AIM/INVESCO Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and each Class have an effective remedy;

H. Awarding Plaintiffs and each Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: June __, 2005

By: Stephen D. Susman with permission MPG

Stephen D. Susman
Texas State Bar No.: 19521000
Southern District of Texas Bar No.: 03257
SUSMAN GODFREY, L.L.P.
1000 Louisiana, Suite 5100
Houston, TX 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

Of Counsel:

SUSMAN GODFREY L.L.P.
Steven J. Mitby
Texas State Bar No.: 24037123
Southern District of Texas Bar No.: 33591
1000 Louisiana, Suite 5100
Houston, TX 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

-- and --

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
Southern District of Texas Bar No.: 206773
One Pennsylvania Plaza
New York, NY 10119
Tel.: (212) 594-5300
Fax: (212) 868-1229

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

-- and --

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Alan Schulman
Robert S. Gans
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323

Counsel for Plaintiff City of Chicago Deferred Compensation Plan and Proposed Co-Lead Counsel

-- and --

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Tel.: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiff Richard Tim Boyce

-- and --

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, NY 10017
Tel.: (212) 687-7230
Fax: (212) 490-2022

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apa, Suzanne K. Apa,

Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins,J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust, and Robert W. Wood

-- and --

WEISS & LURIE
Joseph H. Weiss
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, NY 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apa, Suzanne K. Apa, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust, and Robert W. Wood

-- and --

LAW OFFICES OF
CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

-- and --

HOEFFNER & BILEK LLP
Thomas E. Bilek
Texas State Bar No.: 02313525
440 Louisiana Street
Houston, TX 77002
Tel.: (713) 227-7720
Fax: (713) 227-9404

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apa, Suzanne K. Apa, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust, and Robert W. Wood

CERTIFICATE OF SERVICE

This is to certify that on the 7th day of June, 2005, a true and correct copy of the foregoing Consolidated Amended Complaint was served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

Daniel A. Pollack
Anthony Zaccaria
Edward T. McDermott
Martin I. Kaminsky
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, New York 10036

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002

Charles S. Kelley
Jeremy Gaston
Christopher Richart
MAYER BROWN ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002



Steven J. Mitby

APPENDIX A

AIM Advantage Health Sciences Fund (prior to 10/15/04, the "INVESCO Advantage Health Sciences Fund")
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Conservative Allocation Fund
AIM Constellation Fund
AIM Core Stock Fund (prior to 10/15/04, the "INVESCO Core Equity Fund")
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Dynamics Fund (prior to 10/15/04, the "INVESCO Dynamics Fund")
AIM Emerging Growth Fund
AIM Energy Fund (prior to 10/15/04, the "INVESCO Energy Fund")
AIM European Fund (f/k/a the "INVESCO European Fund")
AIM European Growth Fund
AIM European Small Company Fund
AIM Financial Services Fund (prior to 10/15/04, the "INVESCO Financial Services Fund")
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Health Care Fund
AIM Global Value Fund
AIM Gold & Precious Metals Fund (prior to 10/15/04, the "INVESCO Gold & Precious Metals Fund")
AIM Growth Allocation Fund
AIM Health Sciences Fund (prior to 10/15/04, the "INVESCO Health Sciences Fund")
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund (as of 12/30/04, the "AIM International Small Company Fund)
AIM International Core Equity Fund (prior to 10/15/04, the "INVESCO International Core Equity Fund")
AIM International Growth Fund
AIM International Small Company Fund (prior to 12/30/04, the "AIM International Emerging Growth Fund")

AIM VI Capital Appreciation Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Leisure Fund (prior to 10/15/04, the "INVESCO Leisure Fund")
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Mid Cap Stock Fund (prior to 10/15/04, the "INVESCO Mid-Cap Growth Fund")
AIM Moderate Allocation Fund
AIM Money Market Fund
AIM Multi-Sector Fund (prior to 10/15/04, the "INVESCO Multi-Sector Fund")
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Small Company Growth Fund (prior to 10/15/04, the "INVESCO Small Company Growth Fund")
AIM S&P 500 Index Fund (prior to 10/15/04, the "INVESCO S&P Index Fund")
AIM Tax-Exempt Cash Fund
AIM Tax-Free Intermediate Fund
AIM Technology Fund (prior to 10/15/04, the "INVESCO Technology Fund")
AIM Total Return Bond Fund
AIM Total Return Fund (prior to 10/15/04, the "INVESCO Total Return Fund")
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Utilities Fund (prior to 10/15/04, the "INVESCO Utilities Fund")
AIM Weingarten Fund
ATST Premier U.S. Government Money Portfolio (prior to 10/15/04, the "INVESCO U.S. Government Money Fund")
INVESCO Advantage Health Sciences Fund (as of 10/15/04, the "AIM Advantage Health Sciences Fund")
INVESCO Core Equity Fund (as of 10/15/04, the "AIM Core Stock Fund")
INVESCO Dynamics Fund (as of 10/15/04, the "AIM Dynamics Fund")
INVESCO Energy Fund (as of 10/15/04, the "AIM Energy Fund")
INVESCO European Fund (n/k/a the "AIM European Fund")
INVESCO Financial Services Fund (as of 10/15/04, the "AIM Financial Services Fund")
INVESCO Gold & Precious Metals Fund (as of 10/15/04, the "AIM Gold & Precious Metals Fund")

INVESCO Health Sciences Fund (as of 10/15/04, the "AIM Health Sciences Fund")
INVESCO International Core Equity Fund (as of 10/15/04, the "AIM International Core Equity Fund")
INVESCO Leisure Fund (as of 10/15/04, the "AIM Leisure Fund")
INVESCO Mid-Cap Growth Fund (as of 10/15/04, the "AIM Mid-Cap Stock Fund")
INVESCO Multi-Sector Fund (as of 10/15/04, the "AIM Multi-Sector Fund")
INVESCO S&P 500 Index Fund (as of 10/15/04, the "AIM S&P Index Fund")
INVESCO Small Company Growth Fund (as of 10/15/04, the "AIM Small Company Growth Fund")
INVESCO Technology Fund (as of 10/15/04, the "AIM Technology Fund")
INVESCO Telecommunications Fund
INVESCO Total Return Fund (as of 10/15/04, the "AIM Total Return Fund")
INVESCO Utilities Fund (as of 10/15/04, the "AIM Utilities Fund")
INVESCO Worldwide Communications Fund

#18749

APPENDIX B

Individual Signed Verification Forms for the following:

Robert Apa
Suzanne K. Apa
Joy Beasley
Harvey R. Bendix
Cvetan Goergiev
David M. Lucoff
Sheila McDaid
John B. Perkins

VERIFICATION

I, Robert Apa, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: 6/6/05

Robert P. Apa

VERIFICATION

I, Suzanne K. Apa, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: 6/6/05

Suzanne K. Apa

VERIFICATION

I, Joy Beasley, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

Dated: June 3, 2005



Joy Beasley

VERIFICATION

I, Harvey R. Bendix, V.M.D, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: June 7, 2005

Harvey R. Bendix, V.M.D

VERIFICATION

I, CVETAN GEORGIEV, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: June 5. 05

Cvetan Georgiev

VERIFICATION

I, DAVID LUCOFF, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: JUNE 7, 2005

David Michael Lucoff

REDACTED

VERIFICATION

I, Sheila McDaid, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

Dated: June 6, 2005

Sheila McDaid
Sheila McDaid
A/K/A Cecelia McDaid

VERIFICATION

I, JOHN B PERKINS, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: 6/4/05

